UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2004

Steven C. Root
Law Offices of Steven C. Root
151 Job Seamans Acres
New London, NH 03257

Re: V. F. Corporation
Incoming letter dated January 5, 2004

Dear Mr. Root:

This is in response to your letter dated January 5, 2004 concerning the shareholder proposal submitted to VF by the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and Christian Brothers Investment Services, Inc. We also have received a letter submitted on the proponents' behalf dated January 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

LAW OFFICES OF STEVEN C. ROOT
151 JOB SEAMANS ACRES
NEW LONDON, N.H. 03257
TELEPHONE/TELECOPIER: (603) 526-4770
TELECOPIER: (603) 526-7170
INTERNET EMAIL: SROOT@TDS.NET

January 5, 2004

Via Federal Express

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and Christian Brothers Investment Services, Inc.

Ladies and Gentlemen:

On behalf of V.F. Corporation, a Pennsylvania corporation ("VF" or the "Company") (Commission File No. 1-5256), I am submitting this letter to advise the Securities and Exchange Commission (the "SEC" or "Commission") that VF intends to exclude the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System (together, the "NYC Systems") and Christian Brothers Investment Services, Inc. ("CBIS" and, with the NYC Systems, the "Proponents") from VF's proxy statement and related materials to be disseminated in advance of its 2004 Annual Meeting of Shareholders. I am submitting this letter in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, and seeking the advice of the Division of Corporation Finance that it will not recommend to the Enforcement Division that enforcement action be taken against VF as a result of VF's exclusion of this shareholder proposal.

In accordance with Rule 14a-8(j), I am enclosing six copies of each of the following:

(1) This letter;

(2) The cover letter and shareholder proposal and supporting statement submitted by the NYC Systems to VF on November 21, 2003, attached as Exhibit A; and

(3) The cover letter and copy of the shareholder proposal and supporting statement submitted by CBIS to VF on November 20, 2003, attached as Exhibit B.

In accordance with Rule 14a-8(j)(2), the Company is simultaneously providing to the Proponents a copy of this letter and Exhibits hereto. The Company has advised me that it anticipates filing its definitive proxy materials not earlier than 80 days after the date of filing of this letter with the Commission.

The Proponents' proposal (the "Proposal") is as follows:

> RESOLVED: The shareholders request that the Board of Directors of VF Corporation ("VF" or the "Company") adopt an enforceable policy to be followed by the Company, its subsidiaries, affiliates and suppliers based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and to include the following:
>
> - All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);
>
> - There shall be no discrimination or intimidation in employment. VF shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);
>
> - Employment shall be freely chosen. There shall be no use of forced, including bonded or voluntary prison, labor or of child labor (Conventions 29 and 105, 138 and 182);
>
> and prepare a report at reasonable cost to shareholders concerning implementation of this policy.

The Supporting Statement is set forth in Exhibits A and B.

I. Grounds for Exclusion of the Proposal and Supporting Statement From VF's Proxy Materials.

VF is entitled to exclude the Proposal and Supporting Statement from its proxy materials for three reasons:

(1) They are excludable under Rule 14a-8(i)(10) because VF has already substantially implemented the Proposal.

(2) They are excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to VF's ordinary business operations.

(3) They are excludable under Rule 14a-8(i)(3) because they are vague, indefinite or materially misleading in violation of Rule 14a-9.

I have been advised by and relied upon the Company as to the factual matters set forth herein.

II. The Proposal and supporting statement are excludable under Rule 14a-8(i)(10) because VF has already substantially implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude from its proxy materials a shareholder proposal if the company has already substantially implemented the proposal. VF believes that it already has substantially implemented the Proposal because it has substantially adopted the enforceable policies called for by the Proposal.

The scope of the Proposal must be understood, in order to compare VF's current policies to those called for by the Proposal. The Proposal would apply to both VF-owned operations (including through subsidiaries) and third-party suppliers not owned by VF. The Proposal would apply to U.S.-based operations and to foreign operations. The Proposal specifically calls for the Board to adopt an "enforceable policy" based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work (the ""ILO Principles"). The Proposal lists three subject areas that are to be included in the policy:

(1) The right of workers to join trade unions and bargain collectively;

(2) No discrimination or intimidation in employment, and commitment to equal employment opportunity and treatment;

(3) The right to freely choose employment, and prohibition on bonded or prison labor and child labor.

Finally, a report to shareholders is required concerning implementation.

VF has substantially implemented these labor policies by adoption of the following ("VF Labor Policies"):

(1) The VF Corporation Code of Business Conduct, applicable to all employees of VF and its subsidiaries world-wide (copy attached as Exhibit C).

(2) The VF Corporation Global Compliance Principles and related Terms of Engagement, applicable to suppliers of VF products (copy attached as Exhibit D). The Global Compliance Principles also apply to VF-owned operations.

(3) Participation in the Worldwide Responsible Apparel Production Certification Program ("WRAP"). WRAP is an independent, factory certification program that uses accredited, external monitors to ensure compliance with WRAP principles (copy attached as Exhibit E). WRAP certification has been completed at more than 75% of VF-owned facilities, and is in process at the remaining facilities. VF encourages its suppliers to undergo the WRAP certification process as well.

(4) Participation in the Fair Labor Association ("FLA") by two of VF's subsidiaries,

> JanSport, Inc. and VF Imagewear, Inc. The FLA was established as an independent monitoring system that holds its participating companies accountable for the conditions under which their products are produced. To advance fair, decent and humane working conditions, the FLA enforces an industry-wide Workplace Code of Conduct, which is based on the core labor standards of the International Labour Organization (ILO). A copy of the FLA's Workplace Code of Conduct is attached as Exhibit F.

VF believes that the VF Labor Policies are consistent with the spirit and language of most of the ILO Principles, including the principles highlighted in the Proposal. Each of the policies cited above that comprise the VF Labor Policies requires compliance with all laws in each country in which VF does business. For operations in the United States and most other countries (including those cited in Proponent's supporting statement), this requirement ensures workers rights of freedom of association, precludes employment discrimination and worker intimidation, and prohibits prison and child labor.

The VF Code of Business Conduct, which is available on the VF website (www.vfc.com), also contains the following on discrimination and harassment:

> **Non-discrimination.** The Company's associates are its greatest resource. It is the Company's policy to treat its associates fairly in all respects and to select associates on the basis of qualification for the work to be performed without regard to race, color, religion, national origin, sex, age, disability or sexual orientation. The Company will provide compensation programs founded on high performance standards, equitable treatment and competitive opportunities commensurate with corporate and individual performance.

> **Harassment.** All associates shall have the opportunity to perform their work in an atmosphere and environment free from any form of unlawful discriminatory or retaliatory treatment or physical or mental abuse, including, but not limited to, harassment based on race, color, religion, national origin, sex, age, disability or sexual orientation.

The VF Terms of Engagement, which were initially adopted by VF in 1996, must be agreed to by suppliers of VF's products. The Terms of Engagement require the supplier to agree to and certify compliance with the VF Corporation Global Compliance Principles. The Global Compliance Principles embody many of the applicable ILO Principles, including the following:

> **Discrimination**. While VF recognizes and respects cultural differences, employment – including hiring, remuneration, benefits, advancement, termination and retirement – should be based on ability and not on belief or any other personal characteristics. VF Authorized Facilities may not discriminate on the basis of race, age, color, national origin, gender, religion, sexual orientation, disability or similar factors.

> **Harassment.** All VF Authorized Facilities must treat all employees with respect and dignity. Thus, VF Authorized Facilities may not subject employees to corporal punishment, physical, sexual, psychological or verbal harassment or abuse. In addition, VF Facilities may not use monetary fines as a disciplinary practice.

Women's Rights. All VF Authorized Facilities must ensure women workers receive equal treatment in all aspects of their employment. Pregnancy tests will not be a condition of employment, and pregnancy testing – to the extent provided by a VF Authorized Facility – will be at the option of the worker. Employees will not be exposed to hazards that may endanger their reproductive health, and employees will not be forced to use contraception.

Employment Age. Workers may not be younger than 15 years of age (or 14 where consistent with International Labor Organization guidelines and, the local law allows such exception) or the age for completing compulsory education, or the minimum age established by law, whichever is greater. All VF Facilities must observe all legal requirements for work of employees under 18 years of age, particularly those pertaining to hours of work and working conditions.

Forced Labor. VF Authorized Facilities will not use involuntary or forced labor – indentured, bonded or otherwise.

WRAP principles set forth policies that are consistent with the ILO Principles, including the following WRAP policies that cover each of the specific policies that the Proposal calls for:

Freedom of Association & Collective Bargaining - Manufacturers of Sewn Products will recognize and respect the right of employees to exercise their lawful rights of free association and collective bargaining.

Prohibition of Discrimination - Manufacturers of Sewn Products will employ, pay, promote, and terminate workers on the basis of their ability to do the job, rather than on the basis of personal characteristics or beliefs.

Prohibition of Harassment or Abuse - Manufacturers of Sewn Products will provide a work environment free of harassment, abuse or corporal punishment in any form.

Prohibition of Forced Labor - Manufacturers of Sewn Products will not use involuntary or forced labor -- indentured, bonded or otherwise.

As indicated by the information available on WRAP's website, WRAP companies are committed to a factory evaluation process based on verifiable and credible monitoring performed by professionally qualified independent enterprises granted accreditation by the WRAP Certification Board. WRAP lists its accredited independent monitors on its website (www.wrapapparel.org).

The FLA Workplace Code of Conduct also embodies the principles advocated by the Proponent, including the following:

Forced Labor-- There shall not be any use of forced labor, whether in the form of prison labor, indentured labor, bonded labor or otherwise.

Child Labor-- No person shall be employed at an age younger than 15 (or 14 where the law of the country of manufacture allows) or younger than the age for completing compulsory education in the country of manufacture where such age is higher than 15.

Harassment or Abuse -- Every employee shall be treated with respect and dignity. No employee shall be subject to any physical, sexual, psychological or verbal harassment or abuse.

Nondiscrimination-- No person shall be subject to any discrimination in employment, including hiring, salary, benefits, advancement, discipline, termination or retirement, on the basis of gender, race, religion, age, disability, sexual orientation, nationality, political opinion, or social or ethnic origin.

Freedom of Association and Collective Bargaining-- Employers shall recognize and respect the right of employees to freedom of association and collective bargaining.

Moreover, the FLA has approved VF's factory compliance and monitoring program as meeting FLA compliance standards and verification procedures.

These VF Labor Policies were developed and refined by management, taking into consideration the broad range of work-place issues embodied by the ILO Principles. Indeed, the VF Global Compliance Principles quoted above specifically mention the ILO Principles, demonstrating an awareness of those standards as the VF Labor Policies were drafted.

All of the VF Labor Policies are enforceable policies, providing rights of the Company to investigate and enforce compliance. The VF Code of Conduct provides for disciplinary action up to and including termination of employment for violations. The FLA and WRAP programs provide for rigorous certification processes and extensive independent monitoring. The VF Terms of Engagement and Global Compliance Principles are subject to on-going monitoring by VF and certification requirements, with remedies for non-compliance that include possible termination of contracts. VF has a specialized staff of 10 full time employees charged with monitoring compliance by its principal suppliers, coordinates with VF customers and others with an interest in labor conditions, and often uses independent third party monitors to monitor compliance with its Terms of Engagement and Global Compliance Principles.

VF long has been willing to discuss its labor policies with members of the general public, and has done so on numerous occasions. In connection with their FLA participation, all factories where apparel for colleges and universities are produced by VF's subsidiaries, JanSport and VF Imagewear, are listed on FLA's website. The FLA performs random audits on its participant's facilities to ensure compliance. The Company's key role in the WRAP organization is well known, and WRAP maintains a website with information on its principles and activities. VF's Code of Conduct is also posted on its website, and the Company is in the process of posting its Global Compliance Principles on its website as well.

The foregoing clearly demonstrates that VF has already adopted policies and procedures that address the concerns raised in the Proposal, so that it has been substantially implemented and may be excluded. This principle has been affirmed in a number of recent no-action letters, including the factually similar letter issued to *The Talbots Inc.* (avail. Apr. 5, 2002) permitting exclusion of proposal seeking commitment to implement a code of conduct based on the ILO Principles where the company had already established policies to address concerns on global workplace conditions and labor practices in factories producing its merchandise. *See, also*, *Freeport McMoRan Copper and Gold, Inc.* (available Mar. 5, 2003) (permitting exclusion of proposal that the board amend social and human rights policy, establish independent monitoring program, and report credible claims of violation); *The Gap, Inc.* (available Mar. 16, 2001) (permitting exclusion of proposal that the board prepare report on child labor practices of company's suppliers where company had established and implemented a code of vendor conduct and took related actions); *Kmart Corporation* (available Feb. 23, 2000) (permitting exclusion of proposal that the board prepare a report on company's vendor standards and compliance mechanisms in countries where company sourced its products where company had adopted a vendor code of conduct and took related actions).

The facts at hand differ from those in *Sara Lee Corporation* (available Sept. 8, 2003), in which the staff concluded that no exclusion was permissible under Rule 14a-8(i)(10) regarding a proposal calling for a code of conduct based on the ILO Principles. The *Sara Lee* proposal specifically called for outside, independent monitoring of compliance with the labor policy, but the company's program apparently did not provide for independent monitoring for some of its lines of business. Here, the Proposal does not call for independent monitoring, but only for "enforceable policies." (As discussed below, the Supporting Statement obliquely mentions independent monitoring, but the resolution to be acted on by shareholders does not refer to it and, in context, the Proposal does not call for independent, third-party monitoring in the way the *Sara Lee* proposal did.)

Accordingly, having substantially implemented the Proposal, the Company intends to exclude it and the supporting statement from its proxy materials under Rule 14a-8(i)(6).

III. The Proposal and supporting statement are excludable under Rule 14a-8(i)(7) because they deal with employment conditions and policies that are within the ambit of VF's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that deals with a matter relating to the company's ordinary business operations. If implemented, the Proposal would have the Company to adopt a policy that in effect overlaps VF's existing policies governing worker rights, including each of the specific labor issues mentioned in the Proposal. Because of this substantial overlap, the Proposal in effect would simply tinker with specific issues under the Company's existing policies.

In Release No. 34-40018 (May 21, 1998), accompanying the Commission's 1998 amendments to Rule 14a-8, the Staff acknowledged that the policy underlying the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." The staff acknowledged that, to determine whether a proposal raising social policy concerns can be excluded under Rule 14a-8(i)(7), consideration is on a case-by-case process and must take into account the nature of the proposal and the circumstances of the company which received it.

At one extreme, a proposal raising social policy concerns regarding labor conditions, where those concerns have been actively opposed or blithely ignored by a company, could not be excluded as matters relating to ordinary business operations. In this case, VF is at the other extreme. VF has adopted and is enforcing labor policies that promote the social policy goals of the Proposal and is actively working, internally and with the FLA and WRAP and other organizations, to improve working conditions at suppliers around the world. Thus, the issue is no longer whether the social policies are desirable, but rather how to achieve the goal to which the Company is already committed. The nature of the Proposal -- a sweeping call to adopt labor policies taking into consideration the ILO Principles -- as compared to the circumstances of the Company, which already has adopted labor policies that embody the same concerns as the ILO Principles and committed staff and resources to compliance efforts and enforcement, demonstrate that this proposal is squarely in the realm of ordinary business and should be excluded.

The Proponent's Supporting Statement points out that, as a purely business matter, human rights and labor issues at suppliers can result in adverse reactions by customers. For this precise reason, VF works closely with retailers and the owners of brands for which the Company is a licensee to ensure that its plants and those of its suppliers meet modern standards. This process includes coordinating standards and compliance efforts with these other parties, to make the process more effective and efficient. For example, as noted above, the Company's JanSport and VF Imagewear subsidiaries sell certain product lines through college bookstores. Recently, the Company worked effectively with the Workers Rights Consortium, which represents 130 US universities and colleges, to remedy labor problems at an Indonesian plant. Setting labor standards for world-wide suppliers and compliance mechanisms obviously is important to the Company and its business, but equally obviously the issues for VF are now business issues of implementation and not broad social policy issues of whether the Company will or will not promote humane labor standards at its suppliers.

The SEC staff has recognized that, where the board and management are actively involved in setting policy relating to business conduct, a broadly worded shareholder proposal that would have only a minimal and incremental effect on existing policies can be excluded as relating to ordinary business. Recently, in *Costco Wholesale Corporation* (available Dec. 11, 2003), the staff concurred that a proposal calling for adoption of a code of ethics that would also address issues of bribery and corruption and require a report to shareholders on the ethics code could be excluded under Rule 14a-8(i)(7). Certainly, *Costco* was dealing with a topic of broad social importance, corporate ethics. But, management of Costco already had in place a code of ethics and was in the process of revising it to conform to changes in Nasdaq listing standards. Other no-action letters have permitted exclusion under Rule 14a-8(i)(7) in similar circumstances. *See Chrysler Corp.* (Feb. 18, 1998) (proposal asked board to review or amend code of standards for its international operations and present a report to Chrysler's shareholders); *Lockheed Martin Corp.* (Jan. 29, 1997) (proposal requested board committee to evaluate whether company had adequate legal compliance program and prepare a report); *AT&T Corp.* (Jan. 16, 1996) (proposal asked board to review standards and practices in the Maquiladora operations and prepare a report to shareholders); *USX Corp.* (Dec. 28, 1995) (proposal asked board to adopt and maintain a code of ethics, but company already maintained extensive policies in the areas covered by the proposed code of ethics); *Barnett Banks, Inc.* (Dec. 18, 1995) (proposal asked company to prepare and issue a comprehensive code of ethics for public dissemination); *NYNEX Corp.* (Feb. 1, 1989) (proposal sought special committee of board to revise code of corporate conduct); *Transamerica Corp.* (Jan. 22, 1986) (proposal requested formation of a special committee of board to develop code of corporate conduct).

Accordingly, the Company intends to exclude the Proposal and supporting statement from its proxy materials under Rule 14a-8(i)(7).

IV. The Proposal is excludable under Rule 14a-8(i)(3) because it and the supporting statement are materially misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a corporation to exclude from its proxy materials a shareholder proposal that contains materially false or misleading statements which would violate Rule 14a-9. The Proposal, including its supporting statement, is materially misleading, by calling for adoption of an enforceable policy regarding working conditions when such policies already exist. This will mislead shareholders into believing that action is necessary in order for VF to have a socially responsible policy and avoid the business risk, as stated in the supporting statement, of VF "appearing to benefit from human rights violations." Socially responsible, enforceable policies are already in place, so at most this would be a proposal to amend these policies in minor ways.

Along these lines, the supporting statement contains a number of materially misleading statements:

(1) The supporting statement states: "VF's Code of Conduct does not include the cited ILO standards. . . ." As shown above, the Code of Conduct does contain non-harassment and non-discrimination standards, which are among the "cited ILO standards." This is grossly misleading.

(2) The Supporting Statement refers to overseas suppliers, and states:

> Reports of abuses involving VF's suppliers in several countries underscore the concern:
>
> -- unsafe conditions and worker intimidation at a VF supplier in Indonesia;
>
> -- unsafe conditions and harassment at a VF supplier in El Salvador; and
>
> -- violence against workers and abusive and discriminatory practices at a VF supplier in Lesotho.

These statements are misleading and vague. The statements do not indicate when or where the incidents allegedly occurred, what were the sources of the "reports" or whether the reports have been confirmed (or even proven wrong), whether at the time the incidents allegedly occurred VF was buying merchandise from the supplier, whether the alleged problems were in violation of VF's existing policies and whether VF did or did not take enforcement action to seek remedies and compliance.

Given this vagueness, VF cannot even respond to the allegations, other than to guess at what the Proponents are referring to. These statements appear to be intentionally vague to mislead shareholders to conclude that VF is not sensitive to issues of fair, humane and safe working conditions and does not have effective policies and procedures in place. This suggestion is simply wrong.

(3) The supporting statement refers to "an active enforcement policy, including monitoring by independent third parties." The resolution itself refers only to an "enforceable policy." The terms "enforceable policy" would seem to suggest a policy reserving to VF the right to enforce, with the means to find violations by employees and third-party suppliers and rights to impose penalties and compel remedies. In fact, the current VF policies are "enforceable" in this sense. Indeed, among the enforcement tools that VF policies currently permit are independent third-party monitoring, and VF in fact avails itself of this compliance tool. The reference to "monitoring by independent third parties" is vague and ambiguous, however, as it would seem to suggest that third parties should have rights to seek remedies from VF in cases in which violations of its labor policies occur. This concept is in no way suggested by the resolution itself, and the oblique reference to it in the supporting statement cannot possible adequately inform shareholders as to what they are voting on (if indeed the Proponents in fact mean that third-party monitoring should permit enforcement against the Company rather than simply by the Company).

Accordingly, the Company intends to exclude the Proposal and supporting statement from its proxy materials under Rule 14a-8(i)(3).

If the staff does not agree to exclusion of the Proposal and supporting statement entirely, then I request the staff to concur that the specific statements identified as misleading and vague can properly be excluded, namely, the fourth paragraph of Proponent's supporting statement and the phrase "including monitoring by independent third parties" in the last paragraph of Proponent's supporting statement.

* * * * *

I am sending to the Proponents, via Federal Express, a copy of this submission (including exhibits), thus advising the Proponents of VF's intent to exclude the Proposal and supporting statement from VF's proxy materials for the 2004 Annual Meeting. The Proponent is respectfully requested to provide copies to the undersigned of any response that it may choose to make to the SEC.

A copy of this letter is also enclosed, without exhibits, which I request your filing desk to date-stamp and return to me in the attached self-addressed stamped envelope, to evidence the SEC's receipt of this filing.

If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (603) 526-4770. Thank you for your attention to this matter.

Very truly yours,

/s/ **Steven C. Root**
Steven C. Root

Enclosures

cc: Candace S. Cummings, Esq.
Vice President -- Administration and General Counsel
V.F. Corporation (w/enclosures)

Mr. Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York, Office of the Comptroller, Bureau of Asset Management
1 Centre Street
New York, N,.Y. 10007-2341 (w/enclosures)

Mr. John K.S. Wilson
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Exhibit A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

VF LAW DEPT.
NOV 2 1 2003
RECEIVED

November 20, 2003

Ms. Candace S. Cummings
Vice President, General Counsel and Secretary
VF Corporation
105 Corporate Center Boulevard
Greensboro, NC 27408

BY FAX: (339) 547-7634

Dear Ms. Cummings:

I write on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of the shareholders at the next annual meeting of VF Corporation.

The proposal calls for the Company's adoption of an enforceable policy, to be followed by the Company, its subsidiaries, affiliates and suppliers, based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work; and for the issuance of a report based on implementation of this policy.

I submit the attached proposal to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and ask that it be included in the Company's 2004 proxy statement.

Letters from Citibank--the Systems' custodian bank--are enclosed, certifying the Systems' ownership, for over a year, of a combined 315, 874 shares of VF Corporation common stock, with a market value of $13, 247, 756 as of November 14, 2003. Each system intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

Ms. Candace S. Cummings
November 20, 2003

We would be happy to discuss this initiative with you. Please feel free to contact me at (212) 669-2013, if you have any questions on this matter. Should the Company's board of directors decide to endorse the provisions of the proposal as policy, the Systems will ask that the proposal be withdrawn from consideration at the annual meeting.

Very truly yours,

Kenneth B. Sylvester

Enclosures

RESOLVED: The shareholders request that the Board of Directors of VF Corporation ("VF" or the "Company") adopt an enforceable policy to be followed by the Company, its subsidiaries, affiliates and suppliers based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and to include the following:

-- All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);

-- There shall be no discrimination or intimidation in employment; VF shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);

-- Employment shall be freely chosen; there shall be no use of forced, including bonded or voluntary prison, labor or of child labor (Conventions 29 and 105, 138 and 182);

and prepare a report at reasonable cost to shareholders concerning implementation of this policy.

SUPPORTING STATEMENT

As a global corporation, VF Corporation faces many regulatory regimes and public pressures exposing it to various risks. Managing operations effectively and increasing shareholder value depend on public and governmental goodwill. A company's record of good corporate citizenship is a valuable asset.

This proposal addresses VF's risk of appearing to benefit from human rights violations. VF's Code of Conduct does not include the cited ILO standards, issued by a specialized agency of the United Nations made up of business, government and employee representatives of 174 member countries, including the United States. These principles were re-affirmed recently in a set of norms on the responsibilities of transnational corporations issued by the UN Commission on Human Rights. The Organization for Economic Cooperation and Development's Guidelines for Multinational Enterprises commend the ILO Principles to global corporations.

VF imports many goods into the United States, and thus shareholders have a strong interest in learning what steps VF is taking to monitor and control conditions under which the goods it sells are produced. Reports that overseas suppliers are exploiting workers may damage a company's reputation and generate a consumer backlash.

Reports of abuses involving VF's suppliers in several countries underscore the concern:

– unsafe conditions and worker intimidation at a VF supplier in Indonesia;

– unsafe conditions and harassment at a VF supplier in El Salvador; and

– violence against workers and abusive and discriminatory practices at a VF supplier in Lesotho.

In our view, it makes good business sense to enforce strict sourcing standards. There are subterfuges that suppliers can use to import goods made by forced labor into the United States. Also, when the federal government enforces applicable laws, it may hold companies liable for their suppliers' actions.

Strict standards and an active enforcement policy, including monitoring by independent third parties, are thus vital for a company such as VF. We thus ask the Board to prepare a report giving investors data about VF's efforts to assure that it is not doing business with overseas suppliers that exploit workers.

WE URGE YOU TO VOTE **FOR** THIS RESOLUTION.

Exhibit B

CBIS Christian Brothers Investment Services, Inc.

November 20, 2003

Mr. Mackey J. McDonald
Chairman, President
& Chief Executive Officer
VF Corporation, Inc.
628 Green Valley Road
Greensboro, NC 27420

RE: Resolution for 2004 Annual Shareholder Meeting

Dear Mr. McDonald:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2004 Annual Meeting of the stockholders of VF Corporation, Inc.

Also enclosed is certification from our custodian, Mellon Bank, of our holdings in the Company of 70,150 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2004 meeting.

It is our understanding that this resolution will also be filed by New York City Pension Fund and possibly by others. Therefore, we are not submitting a separate proposal but are co-sponsoring the resolution with this group. The representative from New York City Pension Fund has been designated as the lead filer and primary contact on this matter.

The attached resolution is slightly different from the version you have received from Christian Brothers Investment Services previously. We are hereby withdrawing that resolution and submitting the attached, which is identical to documents submitted by the primary filer. We apologize for any inconvenience.

We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Sincerely yours,

John K.S. Wilson
Assistant Director for Socially Responsible Investing

cc: Candace S. Cummings, Esq., Vice President, General Counsel & Secretary
Julie Gozan, Amalgamated Bank
Ken Sylvester, New York City Pension Fund
Mike Musuraca, New York City Pension Fund

90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212-490-0800
Fax: 212-490-6092
(800) 592-8890

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2723
(800) 321-7194

2000 Powell Street
Suite 1200
Emeryville, CA 94608
Tel: 510-644-2247
Fax: 510-644-2121
(800) 754-8177

Web site: www.cbisonline.com

RESOLVED: The shareholders request that the Board of Directors of VF Corporation ("VF" or the "Company") adopt an enforceable policy to be followed by the Company, its subsidiaries, affiliates and suppliers based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and to include the following:

-- All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);

-- There shall be no discrimination or intimidation in employment; VF shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);

-- Employment shall be freely chosen; there shall be no use of forced, including bonded or voluntary prison, labor or of child labor (Conventions 29 and 105, 138 and 182);

and prepare a report at reasonable cost to shareholders concerning implementation of this policy.

SUPPORTING STATEMENT

As a global corporation, VF Corporation faces many regulatory regimes and public pressures exposing it to various risks. Managing operations effectively and increasing shareholder value depend on public and governmental goodwill. A company's record of good corporate citizenship is a valuable asset.

This proposal addresses VF's risk of appearing to benefit from human rights violations. VF's Code of Conduct does not include the cited ILO standards, issued by a specialized agency of the United Nations made up of business, government and employee representatives of 174 member countries, including the United States. These principles were re-affirmed recently in a set of norms on the responsibilities of transnational corporations issued by the UN Commission on Human Rights. The Organization for Economic Cooperation and Development's Guidelines for Multinational Enterprises commend the ILO Principles to global corporations.

VF imports many goods into the United States, and thus shareholders have a strong interest in learning what steps VF is taking to monitor and control conditions under which the goods it sells are produced. Reports that overseas suppliers are exploiting workers may damage a company's reputation and generate a consumer backlash.

Reports of abuses involving VF's suppliers in several countries underscore the concern:

– unsafe conditions and worker intimidation at a VF supplier in Indonesia;

– unsafe conditions and harassment at a VF supplier in El Salvador; and

– violence against workers and abusive and discriminatory practices at a VF supplier in Lesotho.

In our view, it makes good business sense to enforce strict sourcing standards. There are subterfuges that suppliers can use to import goods made by forced labor into the United States. Also, when the federal government enforces applicable laws, it may hold companies liable for their suppliers' actions.

Strict standards and an active enforcement policy, including monitoring by independent third parties, are thus vital for a company such as VF. We thus ask the Board to prepare a report giving investors data about VF's efforts to assure that it is not doing business with overseas suppliers that exploit workers.

WE URGE YOU TO VOTE **FOR** THIS RESOLUTION.

Exhibit C

TO: All Associates of VF Corporation and Subsidiaries

A Code of Business Conduct has been developed to establish business policies and principles for all the directors, officers, and employees ("associates") of our companies. The Board of Directors and management feel strongly about the ethical and lawful policies with which we operate our business; therefore, this Code is being issued to all VF associates worldwide. These principles are not new since we have followed them throughout the years and will continue to do so.

Our business is conducted on the basis of our beliefs. We believe in treating our associates, our colleagues and all those we serve in the course of doing business with the highest levels of honesty, integrity, consideration and respect. The Code is not an attempt to cover every possible business situation, yet it is an attempt to set forth the basic and general principles to be observed by all VF associates.

We urge each of you to read this Code and familiarize yourself with its contents. We also ask that you give these principles your strong support as you carry out your daily responsibilities.

Mackey J. McDonald
Chairman, President and
Chief Executive Officer

VF Corporation Code of Business Conduct

Values Statement

VF is the global leader in creating powerful brands of apparel. The consumer is the focus of everything we do.

We are the best at bringing people comfort and quality in our brands. We know our consumers, where they are and where they're headed. We are dedicated to our retail partners. We believe in treating our associates, our colleagues and all those we serve in the course of doing business with the highest levels of honesty, integrity, consideration and respect.

Our world-class people are the source of our success. As a company, we bring excellence in operations and the latest technology to the art of apparel. We bring to market the right products at the right time. Working together, we have a bright future because we create superior products and market them with exceptional skill.

All these things mean success – for our associates, our retailers, our shareholders, our communities, and the millions of people who feel good in our brands.

These are the things that make us great. These are the things that make us VF.

Purpose and Compliance

A cornerstone of our business philosophy is to achieve a leadership position in every facet of our business while maintaining the highest standards of excellence and integrity.

The conduct of business with associates, customers, consumers, suppliers, and all others shall be on an honest, fair and equitable basis. It has been and will continue to be the Company's policy to obey all applicable laws and to honor our obligations to society by being an economic, intellectual, and social asset to each community and nation in which the Company operates.

The Board of Directors and Management of the Company have adopted the Code of Business Conduct as set forth below. The Code is intended to establish minimum general standards of conduct encompassing the most common and sensitive areas in which the business operates. Other specific corporate policies and guidelines will expand on broad statements made in this policy and will cover other subjects relative to the management of the business.

All managers will be responsible for the distribution of this Code to their associates. Every associate is responsible for complying with these principles, guidelines, and policies. Any violation may be grounds for dismissal.

Code of Business Conduct

Business Ethics

The Company enjoys a reputation for integrity and is committed to continuing its high standard of integrity worldwide.

Personal Integrity

The Company expects all its associates to be dedicated to providing the consumer with products of superior quality and value. The Company believes associates should consider this a matter of personal integrity. Among other things, personal integrity means performing our jobs to the fullest, being accountable for our actions, and upholding the values, principles and standards upon which our Company's reputation rests.

Conflict of Interest

In dealing with suppliers, contractors, customers and others doing or seeking to do business with the Company, associates shall conduct their business in the best interests of the Company. All associates have a duty to ignore any consideration resulting in personal advantage or gain when they represent the Company in its business affairs.

No associate of the Company shall own any interest in (excluding publicly-traded securities) or have any personal contract or agreement of any nature with suppliers, contractors, customers or others doing business with the Company that might tend to influence a decision with respect to the business of the Company. Any associate who owns securities in any company with whom such associate does business on behalf of the Company shall disclose this interest to his or her supervisor.

Each year a notice concerning conflicts of interest shall be sent to all directors, officers and certain other associates.

Situations involving a conflict of interest may not always be obvious or easy to resolve. You should report actions that may involve a conflict of interest to your coalition chief financial officer or chief accounting officer, to your human resources manager, or the Company's General Counsel.

In order to avoid conflicts of interests, each of the CEO and senior financial officers must disclose to the General Counsel any material transaction or relationship that reasonably could be expected to give rise to such a conflict, and the General Counsel shall notify the Nominating and Governance Committee of any such disclosure. Conflicts of interests involving the General Counsel shall be disclosed to the Chief Executive Officer, and the Chief Executive Officer shall notify the Nominating and Governance Committee.

Questionable Payments, Gifts or Contributions

The Company prohibits paying or receiving bribes, pay-offs, kickbacks, excessive gifts, entertainment perks or anything that may be considered illegal, unethical or compromising. Under no circumstances shall gifts be made to governmental officials. Contributions shall not be made to political parties or candidates for political office that may be considered illegal. Company associates shall not accept costly entertainment or gifts (excluding momentos and novelties of minimal value) from suppliers, customers or others with whom the Company does business. Suppliers and associates are annually advised of this policy. Associates shall not engage in any arrangement, directly or indirectly, that results in paying or receiving funds or gifts of the nature noted above.

Members of an associate's family may not receive compensation, commissions, or gifts from companies or organizations that deal with the Company if such receipt could reasonably be construed to influence the associate's decisions.

Fair Dealing

Each associate of the Company should endeavor to deal fairly with customers, suppliers, competitors, the public and one another at all times and in accordance with ethical business practices. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. The Company and the associate involved may be subject to disciplinary action as well as potential civil or criminal liability for violation of this policy.

Corporate Opportunities

Associates are prohibited from taking for themselves business opportunities that arise through the use of corporate property, information or position. No associate may use corporate property, information or position for personal gain, and no associate may compete with the Company. Competing with the Company may involve engaging in the same line of business as the Company, or any situation where an associate takes away from the Company opportunities for sales or purchases of products, services or interests.

Purchasing

Purchases must be made on a basis that is in the best interest of the Company without favoritism to any supplier. Prices paid for materials, supplies and services shall be negotiated on a fair and competitive basis, while seeking to obtain the maximum value for each expenditure. It is imperative that relationships with suppliers be conducted with integrity and with the confidence that each party will fulfill its commitments.

Insider Trading

VF has a long-standing commitment to comply with all securities laws and regulations. U.S. securities laws, which apply to the Company worldwide, prohibit, among other things, associates from purchasing or selling shares of the Company's common stock on the basis of material non-public information. Associates are also prohibited from providing family members, friends, or any other persons with material non-public information. Material non-public information is any information concerning a company's business, prospects, securities, or market which an investor might consider important in deciding whether to buy or sell the securities, or which could affect their market price. Examples of material information include: possible mergers, acquisitions or divestitures; actual or estimated financial results or changes in dividends; purchases and sales of investments in companies; obtaining or losing significant contracts; significant discoveries or product developments; threatened major litigation or developments in such matters; and major changes in business strategies.

Competitive Conduct

Anti-trust Laws

Anti-trust laws pertain to dealings with customers, suppliers and competitors, and those involved in this area are expected to be familiar with these laws. Any activity which may be considered in restraint of trade, unfair business practice, price fixing or unfair competitive behavior is in violation of the law and strictly prohibited by the Company. All personnel shall comply fully and in good faith with the anti-trust laws.

A copy of the Company's Anti-Trust Compliance Policy is issued to the sales force and management involved in the sales area. This policy provides general understanding of the anti-trust laws and will assist associates in competing vigorously within the law. If situations arise or there is the slightest doubt about legality of a particular anti-trust sensitive situation, refer the matter to the General Counsel.

Advertising Philosophy

Advertising is an important, essential and valued tool in the sale of consumer products. The Company's advertising will be appealing, tasteful, truthful and without exaggeration or overstatement.

Associate Relations

Employment

The Company desires to provide stable employment in positions that will allow employees to develop personally and professionally. It is the Company's aim that our employees will derive satisfaction from achieving corporate objectives through superior performance in an organizational environment characterized by competence, integrity, teamwork and fairness. An atmosphere of mutual respect and trust will be maintained between labor and management.

Non-discrimination

The Company's associates are its greatest resource. It is the Company's policy to treat its associates fairly in all respects and to select associates on the basis of qualification for the work to be performed without regard to race, color, religion, national origin, sex, age, disability or sexual orientation. The Company will provide compensation programs founded on high performance standards, equitable treatment and competitive opportunities commensurate with corporate and individual performance.

Harassment

All associates shall have the opportunity to perform their work in an atmosphere and environment free from any form of unlawful discriminatory or retaliatory treatment or physical or mental abuse, including, but not limited to, harassment based on race, color, religion, national origin, sex, age, disability or sexual orientation.

Opportunities for Growth

The Company seeks to provide employees with ample opportunity for professional, economic and personal growth. The Company will provide employees the opportunity to advance their careers through education, training and work experience consistent with proven performance.

Health, Safety and Drugs

Associates are the Company's most valuable resource and, for that reason, their safety and health are of paramount concern. The Company maintains a strong commitment to its associates to provide a clean, safe, healthy, drug-free and alcohol-free workplace and to establish programs promoting high standards of safety and health. Consistent with the spirit and intent of this commitment, the Company expects associates to report for work in proper condition to perform their duties.

Protecting Corporate Property & Records

Company Property and Proprietary Information

We must protect the Company's property from loss, damage, theft, vandalism, sabotage or unauthorized use or disposal. This applies to property located in the office, at home or on customer premises. The Company's property includes:

- **Physical property** including offices and office equipment, plant and equipment, inventory, and vehicles.

- **Intellectual property** including such things as patents, copyrights, trademarks, work methods and practices, trade secrets, computer software technologies, computer operating systems, written materials, e-mail and voice mail.
- **Proprietary Information** including any non-public information that might be useful to a competitor or that could be harmful to the Company or its customers or suppliers if disclosed.

During the course of employment, associates may use the Company's physical and intellectual property for appropriate Company business purposes only. All Company Proprietary Information should be maintained in strict confidence, except when disclosure is authorized by the Company or required by law.

Upon leaving the Company's employment, associates must return all company property in their possession.

Computer and Network Security

Computers and computer networks have become an essential feature of our workplace. Indeed, they form the very backbone of our telecommunications network and operations infrastructure. For this reason, every effort must be made to protect the Company's computer systems and associated software from the various threats to their security, such as accidental or deliberate destruction of data and equipment, interruption of service, unauthorized disclosure of sensitive information, theft, and corruption.

Accounting & Financial Records

The Company is responsible for furnishing reliable financial information on a periodic and timely basis to its shareholders, potential shareholders, creditors, governmental agencies and others.

The accounting and financial records of the Company shall be maintained on the basis of valid, accurate and complete data with adequate supporting information to substantiate all entries to the books of account. All associates involved in creating, processing and recording the accounting information shall be held responsible for its integrity.

The books and accounting records shall be maintained in compliance with generally accepted accounting principles, and properly established controls shall be strictly followed. There shall be no concealment of information from or by management, or from the Company's independent auditors or internal auditors.

Public Release of Corporate Information and Quality of Public Disclosures

The Company is a publicly held corporation and its shares trade on a U.S. national securities exchange. The public, therefore, is entitled to periodic communications concerning certain financial and operating information of the Company. Credibility of such information must be maintained.

The Company has a responsibility to communicate effectively with shareholders so that they are provided with full and accurate information, in all material respects, about the Company's financial condition and results of operations. The Company's reports and documents filed with or submitted to the Securities and Exchange Commission and our other public communications shall include full, fair, accurate, timely and understandable disclosure, and the Company has established a Disclosure Committee to assist senior management of the Company in fulfilling their responsibility for oversight of the accuracy and timeliness of such disclosures.

Interviews with security analysts, members of the press and other interested parties will be conducted only by designated members of Corporate Management. Other interviews must be approved by top Corporate Management. All requests for interviews shall be referred to the Company's Financial and Corporate Communications Department which is responsible for making appropriate arrangements.

The distribution of corporate financial releases, booklets, brochures and publications for general public mailings will be made through the Financial and Corporate Communications Department.

Associates shall not disclose to outsiders material corporate information they obtain during the course of employment with the Company unless the disclosure has already been made available to the public.

The Company forbids its associates from using inside corporate information for their personal gain or from disclosing it to others who might use it for personal gain. Such action will result in immediate dismissal.

Copies of the Company's disclosure policy can be obtained from the Financial and Corporate Communications Department.

Public Responsibility

Local Communities

The Company feels a responsibility toward the communities in which the Company operates on a worldwide basis. The Company has a social obligation to pay its share of taxes, conserve energy, protect the environment, display good citizenship and offer good employment opportunities.

Environmental Health & Safety

The Company shall maintain a safe and healthy work environment and manage its business in ways that are sensitive to the environment. The Company will comply with all environmental, health and safety laws and will internally establish and comply with its own strict standards established on behalf of the well-being of our associates and the communities in which the Company operates.

Compliance with Laws, Rules, and Regulations

The Company operates its business in many countries and the laws, rules, and regulations vary widely from country to country. It is mandatory that all associates conduct Company business in full compliance with the laws, rules, and regulations of each respective country, or follow the Company standards set forth if local laws are more permissive. No associate of the Company shall commit an illegal or unethical act, or instruct others to do so, for any reason. If you believe that any practice raises questions as to compliance with this Code or applicable law, rule, or regulation or if you otherwise have questions regarding any law, rule, or regulation, please contact the Law Department.

Political Activity

Associates are encouraged to support the political parties and candidates for public office of their own choice. However, any partisan political activity must take place on an associate's own time, at their own expense and not on Company premises.

Good Citizenship

We are committed to being a responsible corporate citizen of the worldwide communities in which we reside. We will strive to improve the well-being of our communities through the encouragement of associate participation in civic affairs and through corporate philanthropy.

Compliance with This Code and Reporting of Any Illegal or Unethical Behavior

All associates are expected to comply with all of the provisions of this Code. The Code will be strictly enforced throughout the Company and violations will be dealt with immediately, including subjecting persons to corrective and/or disciplinary action such as dismissal or removal from office. Each officer and department head shall be responsible for monitoring and enforcing the Code of Conduct within their areas of responsibility. Violations of the Code that involve illegal behavior will be reported to the appropriate authorities.

Any concerns about violations of laws, rules, regulations or this Code by any senior executive officer or director should be reported promptly to the General Counsel, and the General Counsel shall notify the Nominating and Corporate Governance Committee of any violation. Any conflict of interests involving the General Counsel should be reported promptly to the Chief Executive Officer, and the Chief Executive Officer shall notify the Nominating and Corporate Governance Committee of any violation.

Any associate who may discover any item or situation of a questionable nature, including omission, falsification, inaccuracy or illegality, shall report such violation immediate to their department head, division controller or CFO, or the Company's Controller or CFO, or the General Counsel. The Company encourages all associates to report any suspected violations promptly and intends to thoroughly investigate any good faith reports of violations. You are required to cooperate in internal investigations of misconduct and unethical behavior.

The Company recognizes the need for this Code to be applied equally to everyone it covers. All associates are responsible for complying with these principles, guidelines, and policies. The General Counsel of the Company will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Nominating and Corporate Governance Committee, or, in the case of accounting and financial reporting, internal accounting and reporting controls or auditing matters, the Audit Committee of the Board of Directors, and the Company will devote the necessary resources to enable the General Counsel to establish such procedures as may be reasonably necessary to create a culture of accountability and facilitate compliance with the Code. Questions concerning this Code should be directed to the Law Department.

Waivers and Amendments

Any waivers of the provisions in this Code for executive officers or directors may only be granted by the Board of Directors and will be promptly disclosed to the Company's shareholders. Any waivers of this Code for other employees may only be granted by the Law Department. Amendments to this Code must be approved by the Board of Directors and amendments of the provisions in this Code applicable to the CEO and the senior financial officers will also be promptly disclosed to the Company's shareholders.

Revised February 2003

Acknowledgement Form

I have reviewed the "Code of Business Conduct" for VF Corporation and Worldwide Subsidiaries. I understand all provisions stated, and certify and affirm that my activities are and will not conflict with any of the provisions contained therein.

____________________________ ____________________________

Signature Company Name

____

Print Name

____

Date

Return to: The Human Resources Department

Exhibit D

Terms of Engagement

VF Corporation operates under a Code of Business Conduct which sets forth the key principles under which the Company and its worldwide subsidiaries are required to operate. The Code of Conduct states that the conduct of business with employees, customers, consumers, suppliers and all others shall be on an honest, fair and equitable basis. It has been and will continue to be the Company's policy to obey the laws of each country and to honor our obligations to society by being an economic, intellectual, and social asset to each community and nation in which the Company operates.

In the selection of its contractors, suppliers and agents, VF works hard to choose reputable business partners who are committed to ethical standards and business practices compatible with those of the Company. At the very minimum, VF expects its contractors, suppliers and agents, to comply with all legal requirements applicable to their operations and employment.

The purpose of these TERMS OF ENGAGEMENT is to make clear that, taking into account differences in cultures and legal requirements, we expect that wherever our products are manufactured they will be manufactured in a manner compatible with the high standards that have contributed to the outstanding reputation of our brands and our Company. Each of the Company's contractors, suppliers and agents, agrees that, by accepting orders from the Company or any of its subsidiaries, it will abide by and implement these Terms of Engagement and require the same from each of its VF approved and authorized subcontractors. Each of the Company's contractors, suppliers and agents acknowledges that its failure to honor this agreement will compel VF to reevaluate, and possibly terminate, its business relationship with such supplier.

1. ETHICAL STANDARDS

VF will only do business with contractors, suppliers and agents who operate within a set of ethical standards compatible with VF's Code of Business Conduct.

2. LEGAL REQUIREMENTS

VF will only do business with contractors, suppliers and agents that comply with the applicable laws and regulations of the jurisdictions in which they operate.

3. INTELLECTUAL PROPERTY RIGHTS

We will not do business with contractors, suppliers and agents who do not respect our intellectual property rights in our brands.

4. PRODUCT LABELING

All VF contractors, suppliers and agents must accurately label our products with their country of origin in compliance with the laws of the United States and those of the country of manufacture. For products shipped to countries other than the United States, the laws of the importing country will prevail.

5. VF CORPORATION GLOBAL COMPLIANCE PRINCIPLES

All VF manufacturers will manufacture products in accordance with the VF Corporation Global Compliance Principles included in Exhibit 1 hereto.

VF CORPORATION
CERTIFICATION
OF TERMS OF ENGAGEMENT

VF CORPORATION AND ITS SUBSIDIARIES RESERVE THE RIGHT TO CANCEL ALL CURRENT PURCHASE ORDERS WITH ANY CONTRACTOR, SUPPLIER OR AGENT FOUND TO BE IN VIOLATION OF THE TERMS OF ENGAGEMENT STANDARDS.

I have read and fully understand VF's Terms of Engagement and certify that we are in compliance with these terms.

Licensee, Contractor, Supplier or Agent
Name:

____
(Print)

Address:

____

____

____

Licensee, Contractor, Supplier or Agent
Representative: ______________________________________
(Signature)

____
(Print)

Date: ____________

EXHIBIT 1

VF CORPORATION

Global Compliance Principles

These Compliance Principles apply to all facilities that produce goods for VF Corporation, or any of its subsidiaries, divisions or affiliates, including facilities owned and operated by VF and its contractors, agents and suppliers herein referred to as "VF Authorized Facilities."

While VF recognizes that there are different legal and cultural environments in which factories operate throughout the world, these Compliance Principles sets forth the basic requirements all factories must meet in order to do business with VF.

VF strongly encourages contractors, agents, and suppliers to exceed these Compliance Principles and promote best practices and continuous improvement throughout all their factories. These compliance practices or their equivalency must be posted in all major workplaces, translated into the language(s) of the employees.

Laws and Regulations

All VF Authorized Facilities must operate in full compliance with the laws and regulations of the jurisdictions in which they manufacturer.

Employment Age

Workers may not be younger than 15 years of age (or 14 where consistent with International Labor Organization guidelines and, the local law allows such exception) or the age for completing compulsory education, or the minimum age established by law, whichever is greater. All VF Facilities must observe all legal requirements for work of employees under 18 years of age, particularly those pertaining to hours of work and working conditions.

Forced Labor

VF Authorized Facilities will not use involuntary or forced labor – indentured, bonded or otherwise.

Wage and Benefits

VF recognizes that compensation packages vary by country. All VF Authorized Facilities must compensate their employees fairly by providing compensation packages comprising wages and benefits that, at the very least, comply with legally mandated minimum standards. Each employee must be provided with a clear, written accounting for each pay period. Employees must be fully compensated for overtime according to local law.

Hours of Work

All VF Authorized Facilities must ensure employees' hours worked shall not, on a regularly scheduled basis, exceed the lesser of (a) legal limitations on regular and overtime hours in the jurisdiction in which they manufacture or (b) 60 hours per week including overtime. Employees must be informed at the time of hiring if mandatory overtime is a condition of employment. Except in extraordinary business circumstances, all employees shall be entitled to at least one day off in every seven-day period.

Health and Safety

All VF Authorized Facilities must provide their employees with a clean, safe and healthy work environment, designed to prevent accidents and injury to health arising out of or occurring during the course of work. All VF Authorized Facilities are required to comply with all applicable, legally mandated standards for workplace health and safety in the countries and communities in which they operate. This includes dormitory facilities, if applicable.

Discrimination

While VF recognizes and respects cultural differences, employment – including hiring, remuneration, benefits, advancement, termination and retirement – should be based on ability and not on belief or any other personal characteristics. VF Authorized Facilities may not discriminate on the basis of race, age, color, national origin, gender, religion, sexual orientation, disability or similar factors.

Harassment

All VF Authorized Facilities must treat all employees with respect and dignity. Thus, VF Authorized Facilities may not subject employees to corporal punishment, physical, sexual, psychological or verbal harassment or abuse. In addition, VF Facilities may not use monetary fines as a disciplinary practice.

Women's Rights

All VF Authorized Facilities must ensure women workers receive equal treatment in all aspects of their employment. Pregnancy tests will not be a condition of employment, and pregnancy testing – to the extent provided by a VF Authorized Facility – will be at the option of the worker. Employees will not be exposed to hazards that may endanger their reproductive health, and employees will not be forced to use contraception.

Subcontracting

VF Facilities will not utilize subcontractors in the manufacturing of VF products or components thereof without VF's written approval and only after the subcontractor has agreed to comply with the Terms of Engagement, including these "Compliance Principles".

Monitoring and Compliance

All VF Authorized Facilities will maintain on site all documentation necessary to demonstrate compliance with these Compliance Principles. VF and its subsidiaries will undertake affirmative measures, such as announced and unannounced on-site inspections of production facilities, to monitor compliance with these "Compliance Principles". VF Authorized Facilities must allow VF representatives full access to production facilities, employee records and employees for confidential interviews in connection with monitoring visits. In addition, VF Authorized Facilities must respond promptly to reasonable inquiries by VF representatives concerning the subjects addressed in the audit.

Violations of these Compliance Principles will be appropriately remedied at the cost of the facility. VF reserves the right to take necessary measures to ensure future compliance with these Compliance Principles. Failure to comply with these Compliance Principles may ultimately result in termination of the relationship between VF and the Authorized Facility.

These Worldwide Responsible Apparel Production Principles are core standards for production facilities participating in the Worldwide Responsible Apparel Production, Certification Program. The Program's objective is to independently monitor and certify compliance with these socially responsible global standards for manufacturing and ensure that sewn products are produced under lawful, humane and ethical conditions. Participating companies voluntarily agree that their production and that of their contractors will be certified by the WRAP CERTIFICATION PROGAM as complying with these standards.

Compliance with Laws and Workplace Regulations - Manufacturers of Sewn Products will comply with laws and regulations in all locations where they conduct business.

Prohibition of Forced Labor - Manufacturers of Sewn Products will not use involuntary or forced labor -- indentured, bonded or otherwise.

Prohibition of Harassment or Abuse - Manufacturers of Sewn Products will provide a work environment free of harassment, abuse or corporal punishment in any form.

Compensation and Benefits - Manufacturers of Sewn Products will pay at least the minimum total compensation required by local law, including all mandated wages, allowances and benefits.

Hours of Work - Manufacturers of Sewn Products will comply with hours worked each day, and days worked each week, shall not exceed the legal limitations of the countries in which sewn product is produced. Manufacturers of sewn product will provide at least one day off in every seven-day period, except as required to meet urgent business needs.

Prohibition of Discrimination - Manufacturers of Sewn Products will employ, pay, promote, and terminate workers on the basis of their ability to do the job, rather than on the basis of personal characteristics or beliefs.

Health and Safety - Manufacturers of Sewn Products will provide a safe and healthy work environment. Where residential housing is provided for workers, apparel manufacturers will provide safe and healthy housing.

Freedom of Association & Collective Bargaining - Manufacturers of Sewn Products will recognize and respect the right of employees to exercise their lawful rights of free association and collective bargaining.

Environment - Manufacturers of Sewn Products will comply with environmental rules, regulations and standards applicable to their operations, and will observe environmentally conscious practices in all locations where they operate.

Customs Compliance - Manufacturers of Sewn Products will comply with applicable customs law and, in particular, will establish and maintain programs to comply with customs laws regarding illegal transshipment of apparel products.

Security - Manufacturers of Sewn Products will maintain facility security procedures to guard against the introduction of non-manifested cargo into outbound shipments (e.g. drugs, explosives, biohazards, and/or other contraband).

Exhibit F

Fair Labor Association -- Workplace Code of Conduct

Forced Labor There shall not be any use of forced labor, whether in the form of prison labor, indentured labor, bonded labor or otherwise.

Child Labor No person shall be employed at an age younger than 15 (or 14 where the **law of the country of manufacture*** allows) or younger than the age for completing compulsory education in the country of manufacture where such age is higher than 15.

Harassment or Abuse Every employee shall be treated with respect and dignity. No employee shall be subject to any physical, sexual, psychological or verbal harassment or abuse.

Nondiscrimination No person shall be subject to any discrimination in employment, including hiring, salary, benefits, advancement, discipline, termination or retirement, on the basis of gender, race, religion, age, disability, sexual orientation, nationality, political opinion, or social or ethnic origin.

Health and Safety Employers shall provide a safe and healthy working environment to prevent accidents and injury to health arising out of, linked with, or occurring in the course of work or as a result of the operation of employer facilities.

Freedom of Association and Collective Bargaining Employers shall recognize and respect the right of employees to freedom of association and collective bargaining.

Wages and Benefits Employers recognize that wages are essential to meeting employees' basic needs. Employers shall pay employees, as a floor, at least the minimum wage required by local law or the prevailing industry wage, whichever is higher, and shall provide legally mandated benefits.

Hours of Work Except in extraordinary business circumstances, employees shall (i) not be required to work more than the lesser of (a) 48 hours per week and 12 hours overtime or (b) the limits on regular and overtime hours allowed by the law of the country of manufacture or, where the laws of such country do not limit the hours of work, the regular work week in such country plus 12 hours overtime and (ii) be entitled to at least one day off in every seven day period.

Overtime Compensation In addition to their compensation for regular hours of work, employees shall be compensated for overtime hours at such premium rate as is legally required in the country of manufacture or, in those countries where such laws do not exist, at a rate at least equal to their regular hourly compensation rate.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

January 30, 2004

BY FAX AND EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: VF Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Police Pension Fund, and the New York City Teachers' Retirement System (together the "Funds" or the "Proponents")* in response to the letter from counsel for VF Corporation ("VF" or the "Company") dated January 5, 2004, in which the Company advises that it plans to omit the Proponents' shareholder resolution (the "Proposal") from the Company's 2004 proxy materials. Based upon a review of the Proposal and the Company's letter, we are of the opinion that the Company's position is without merit, and the Funds respectfully request that the Division deny the relief the Company seeks.

1. The Proposal.

The Proposal states:

RESOLVED: The shareholders request that the Board of Directors of VF Corporation ("VF" or the "Company") adopt an enforceable policy to be followed by the Company, its subsidiaries, affiliates and suppliers based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and to include the following:

---

* Christian Brothers Investment Services, Inc. is a co-sponsor of the Proposal.

--All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);

-- There shall be no discrimination or intimidation in employment; VF shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);

-- Employment shall be freely chosen.; there shall be no use of forced, including bonded or voluntary, prison, labor or of child labor (Conventions 29 and 105, 138 and 182);

and prepare a report at reasonable cost to shareholders concerning implementation of this policy.

The supporting statement notes that the Company is a global corporation, and its international operations and sourcing arrangements can expose the company to a variety of risks. The resolution is designed to manage the risk of the Company becoming a party to serious human rights violations in the workplace or appearing to benefit from such violations, and that the Company's Code of Conduct does not include the cited standards of the International Labor Organization's Declaration on Fundamental Principles and Rights at Work (the "ILO Conventions"), promulgated by a specialized agency of the Unites Nations comprised of business, government and employee representatives of 174 countries including the United States.

The supporting statement also notes that the Company imports many goods into the United States and that shareholders have a strong interest in knowing what steps the Company is taking to monitor and control the conditions under which its suppliers produce those goods. In particular, the supporting statement cites to abuses by the Company's suppliers in several countries, including Indonesia, El Salvador and Lesotho, such as worker intimidation, harassment and violence, and production of goods in unsafe working conditions. The supporting statement adds that the Company's success depends on consumer and governmental goodwill, and that the Company's brands and reputation would benefit from adopting and enforcing a code of conduct based on the ILO Conventions that seek to assure that the Company is not associated with human rights violations in the workplace.

2. The Company's Opposition and the Funds' Response.

The Company has urged the Division to grant "no-action" relief under three provisions of SEC Rule 14a-8(i): Rule 14a-8(i)(10), which applies to proposals that have already been "substantially implemented"; Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company; and, Rule 14a-8(i)(3), which deals with false or misleading statement in violation of Rule 14a-9.

We address each objection in turn below. Before doing so, however, we offer the general observation that the Division has refused to grant no-action relief to companies objecting to similar resolutions urging the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. *Kmart Corp.* (March 16, 2001); *Microsoft Corp.* (September 14, 2000); *Warnaco Group, Inc.* (March 14, 2000); *Oracle Corp.* (August 15, 2000); *3Com Corp.* (August 15, 2000). In those letters the Division cumulatively rejected each of the exclusions upon which the Company relies here. The Division has reaffirmed that view last year in *Sara Lee Corp.* (September 8, 2003) (ruling on 14a-8(i)(10)issues), *Xcel Energy Inc.* (March 24, 2003) and *TJX Cos.* (April 7, 2003); the proponents' letter in *Xcel Energy* provides a good summary that we cite to avoid repeating. We believe that the similarities between the Proponents' resolution and the cited proposals warrant the denial of no-action relief here, particularly as the Company bears the burden under Rule 14a-8(g) of proving that one or more of the exclusions applies.

3. Rule 14a-8(i)(10): Substantially implemented.

The Company incorrectly argues that the Proposal has been substantially implemented because it has adopted various policies or is subject to certain laws that address concerns raised in the proposal. These include:

a. The Company's Code of Business Conduct ("Code"), applicable to employees of the Company and its world-wide subsidiaries;

b. The Company's Global Compliance Principles and related Terms of Engagement, applicable to its suppliers and Company-owned operations;

c. Participation in the Worldwide Responsible Apparel Production Certification Program ("WRAP");

d. Participation in the Fair Labor Association ("FLA") by two Company subsidiaries, JanSport, Inc. and VF Imagewear, Inc.

We have reviewed the Company's Code of Business Conduct in particular, which endorses and adopts certain worthy principles. Yet this document, even when read in conjunction with the other authorities the Company cites, does not demonstrate that VF has substantially implemented the Proposal.

While the Code contains references to some of the specifics covered in the Proposal, some key points are not specifically addressed at all. There is, for example, no reference to the Proponents' first point, involving the right to form and join trade unions. Nor does the Code fully address the second point, regarding non-discrimination or harassment on the bases of political opinion or social origin. Further, the Code also lacks an explicit reference to the third point involving forced (including bonded or voluntary) prison labor and child labor. The Code does contain a general statement that "all associates conduct Company business in full compliance with laws, rules and regulations of each respective country, or follow the Company standards set forth if local laws are more permissive" This falls far short of the specificity on the cited topics that the Proponents' resolution seeks.

The Global Compliance Principles and Terms of Engagement also lack an explicit reference to the Proponents' first point, involving the right to form and join trade unions, fail to address non-discrimination or prohibition of harassment on the bases of political opinion or social origin and do not specifically prohibit the use of voluntary prison labor.

The Company asserts that its Terms of Engagement must be agreed to by its suppliers, and that the suppliers also must "agree to and certify compliance with the VF Corporation Global Compliance Principles." The Company states that the Global Compliance Principles "embody many of the applicable ILO principles". If anything, the specificity of the Terms of Engagement and Global Compliance Principles on these points underscore the inadequacy of the Code's treatment of the other points noted by the Fund in the preceding paragraphs.

As additional support for its no-action request, the Company cites its participation in the Worldwide Responsible Apparel Production Certification Program ("WRAP"). WRAP is described as an independent factory certification program, and the Company contends that WRAP policies cover each of the specific policies contained in the Proponents' resolution. As with the Company's other principles and policies, WRAP policies do not specifically address all of the Proponents' points, such as non-discrimination or prohibition of harassment on the bases of political opinion or social origin and do not specifically prohibit the use of voluntary prison labor. Moreover, WRAP is not truly independent of the garment industry. Three of the seven directors who oversee WRAP are garment industry executives. Indeed, one of those WRAP directors, Candace Cummings, is an executive of VF itself, and is copied in that capacity on the January 5 letter to the Division from VF's counsel.

According to the Company, two subsidiaries participate in the FLA, which holds participating companies responsible for workplace conditions where their products are produced. Even if thee two subsidiaries adhere to and adhere to FLA policies, the Proponents are seeking compliance to its points by the Company and *all* of its subsidiaries, affiliates and suppliers, not merely a few. Also, the FLA policies do not address prison labor.

The Company further states that it *"often* uses independent third party monitors to monitor compliance with its Terms of Engagement and Global Compliance Principles." Taken at face value, this could well mean that the Company fails to use independent monitors in a majority of instances. In their supporting statement, the Proponents make clear that strict standards and an active enforcement policy require independent monitoring by third parties. Clearly, the Company's admission that it does no more than "often" use independent third parties to assess compliance with its Terms of Engagement and Global Compliance Principles demonstrates that it has not substantially implemented this proposal, which envisions use of independent monitors for all compliance activities.

In addition, a piecemeal transmission of information, by posting such information as certain Company policies on a website, and referring the public to two other websites that list factories producing apparel for colleges and universities for its subsidiaries and information about WRAP, coupled with the Company's assertions that it is willing to discuss its labor policies with the public, do not address the final point of the proposal. These actions place the burden of obtaining information on the shareholders and the general public and do not substitute for a report addressing implementation of the proposed policy.

More generally, the Company's response misses the heart of the Proponents' resolution, which is to generate the production of a single document that explicitly and in one place commits the Company to the enumerated principles. The resolution is thus similar to other proposals that the Division has viewed as appropriate for shareholder action, such as the Sullivan Principles, CERES Principles and McBride Principles, which the Division viewed as a proper subject regardless of whether a company has an existing code of conduct in place.

We note too that the Division denied relief on (i)(10) grounds in *Oracle Corp., supra*, where Oracle argued against a proposal to adopt a similar set of human rights principles on the ground that Oracle already had in place its own code and a separate employee handbook, which (along with laws to which Oracle was subject) were said to "sufficiently address the concerns of the Principles." (Inquiry Letter 1, par. 2). There, as here, the proponent cited specific elements of the resolution that were not addressed in the company's documentation, and the Division denied no-action relief. Most recently, the Division denied relief on those grounds in *Sara Lee*. We ask the Division to follow the same approach here.

Finally, the poor past record of VF's suppliers in dealing with their own workers outside the United States (see pp. 6-7 of this letter), suggests that VF ought not to be entrusted with monitoring its own compliance with labor standards. Rather, substantial implementation of the Funds' Proposal would require that VF be made subject to one strict and comprehensive set of labor standards, enforced in all instances by truly independent monitoring.

4. <u>Rule 14a-8(i)(7): Ordinary business</u>.

The Company next invokes the "ordinary business" exclusion, which a Company may cite to omit resolutions dealing with issues that "are mundane in nature and do not involve *any* substantial policy or other considerations." Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976)(emphasis added). The issues presented by the Proposal, however, are replete with policy significance.

With an exception discussed below, the Division has issued various letters over the years recognizing human rights issues as not subject to the "ordinary business" exclusion, witness the numerous resolutions involving the Sullivan Principles, McBride Principles, CERES Principles and the like. As the Proposal makes clear, the Company has extensive international operations, and it does business in some countries where issues of human rights violations periodically occur.

We note that the Division rejected arguments similar to those the Company makes here in the recent *Xcel Energy*, *Oracle* and *Microsoft* rulings, where the resolution in question asked those companies to endorse a set of principles similar to those advanced by the Fund here that would go beyond the company's current code of ethics. In those situations, the Division rejected no-action relief on "ordinary business" grounds. (That the latter two resolutions were specific to China does not affect the calculus).

In *Warnaco Group, Inc.* (March 14, 2000), the proponent made arguments similar to those the Proponents are advancing here in support of a resolution seeking a report on Warnaco's monitoring and compliance with its vendor standards, and that policy affected Warnaco's overseas operations generally, not just in China. That resolution raises the same sort of issues that the Proponents' proposal raises here, and the Division denied no-action relief to Warnaco.

The Company argues that the Proponents' proposal may be excluded under *Costco Wholesale Corp.* (December 11, 2003). *Costco* is not precedent, however, because it involved a resolution that has been withdrawn. Nor can the Company rely upon five other cited letters: *Chrysler Corp.* (February 19,1998); *Lockheed Martin Corp.* (January 29, 1997), *AT&T Corp.* (January 16, 1996); *USX Corp.* (December 28, 1995), and *Barnett Banks, Inc.* (December 18, 1995); each of which were issued when the Commission was following the so-called *Cracker Barrel* doctrine, under which resolutions involving labor relations were *per se* excluded under the "ordinary business" exclusion. The Commission's 1998 amendments to Rule 14a-8 overturned that interpretation and substituted the current methodology under which the recent resolutions involving *Oracle, Microsoft* and *Warnaco* were recently approved.

In short, the Company has failed to carry its burden of justifying the exclusion of the Proponents' proposal under this provision of the Rule.

5. Rule 14a-8(i)(3): False and misleading statements.

The Company finally claims that the Proposal is false and misleading, although the statements the Company cites are truthful and properly supported.

At the outset, VF argues that the resolution is materially false and misleading because it urges adoption of an "enforceable policy" to be "based on" the ILO standards. This is said to be materially false and misleading because VF believes that it already has an enforceable policy. As we discussed in part 3, however, there are wide gaps between the ILO standards cited in the resolution and the current VF policy. As a result, the challenged statement in the resolution is not materially false or misleading.

VF has similar objections with respect to the supporting statement:

a. VF objects to language that its "Code of Conduct does not include the cited ILO standards. . . ." As noted above, the Proponents' statement is factually correct. In particular, VF's non-harassment and non-discrimination standards do not go as far as the ILO.

b. VF then objects to references to reports of abuses involving VF suppliers in Indonesia, El Salvador and Lesotho. VF professes ignorance of the charges and suggests that the statements are so vague that shareholders would be misled. There are several general and specific points we offer in response.

First, VF manages to miss the essential point being made by the Proponents, which is that there is considerable consumer sensitivity to allegations of abuse in overseas workshops and that companies that are insufficiently sensitive to those issues may be punished in the marketplace. Second, all the incidents cited in the resolution come from publicly available reports, and the fact that public documents make such allegations regarding VF suppliers may have a harmful effect when disclosed. The initial disclosure may do damage to a company's reputation, which is a separate reason why the Proponents believe that an effective enforcement program is so vital. Third, given the fact that the cited reports are public documents, it strains credulity for VF to suggest that that the Company is not aware what the Proponents are talking about.

With respects to the reports themselves, excerpts of which are attached, they disclose that VF was purchasing merchandise from the cited suppliers and that the violations/abuses were seemingly contrary to the Company's policies. Specifically, the Proponents obtained its information on Indonesia from findings and recommendations contained in a *Workers Rights Consortium* ("WRC") report dated August 26, 2003. The report addressed a WRC team assessment from February 21-27, 2003 of PT Dae Joo Leports ("PT"), located in North Jakarta, Indonesia. PT manufactures college logo handbags and backpacks for Jansport. The investigation's focus included occupational health and safety, health benefits and freedom of association.

The team found that PT management had refused to enter into contract negotiations with a newly-formed employees' union, verbally intimidated, arbitrarily demoted, transferred or fired workers who joined the union or attempted to negotiate with management on its behalf, and even asserted, in its response to the WRC recommendations that they were unaware that they were legally required to negotiate with the factory's organized workers. Additionally, the report indicated that the assessment team found serious concerns that affected PT's ability to provide a safe and healthy work environment. Among the problems cited were: lack of personal safety equipment such as face masks and protective gloves, resulting in respiratory troubles including pulmonary tuberculosis and cutting injuries; low-hung cutting boards resulting in head injuries ranging from mild concussions to neurological damage; repeated tasks leading to chronic pain of certain body parts; excessive heat, humidity and noise levels; and monitoring of bathroom access.

In El Salvador, the Proponents obtained information from reports the National Labor Coalition prepared. The reports indicated that the Company used several suppliers to produce Lee brand jeans, including the Formosa Textiles Factory. The reports cite to inhumane conditions in the suppliers' factories, such as forced pregnancy tests, unsafe drinking water, termination of union supporters, prohibitions on talking and verbal harassment by supervisors, and forced overtime.

The government of Lesotho, through its Labor Department, as well as numerous other academics and organizations including the World Bank and the United Nations, have issued reports that cite numerous violations and abuses in a four-factory complex known as China Garments Manufacturers ("CGM"). CGM produces denim clothing for the Lee and Wrangler brands. Some of the most egregious abuses included: an inability of workers to organize absent intimidation or termination; disparate pay rates for workers in the same jobs; employees locked-in during working hours with no means of escape in the event of an emergency; lack of access to clean drinking water; lack of protective clothing; arbitrary deductions from pay for absences due to illness or tardiness regardless of the reasons; and forcing pregnant women to stand all day while working.

There is thus information in the public domain raising questions about VF's policing of its overseas suppliers, and the existence of that information is potentially compromising to the Company. The fact that VF regards these reports as unpleasant does not undercut the point that there is work remaining to be done in this area.

Third, VF engages in hairsplitting when it cites the reference in the supporting statement to "an active enforcement policy, including monitoring by independent third parties." In VF's view, the Company is already "enforcing " current policies by imposing penalties and compelling remedies. Once again, VF misses the point. The goal is to have an enforceable policy that is, in fact, consistently enforced by independent monitors. Moreover, that policy must go well beyond current standards that VF has in place, to include other critical ILO standards that VF policies do not currently embrace.

Nor is there any merit to the suggestion that the reference to "monitoring by independent third parties" is vague and ambiguous because, in VF's view, it "would seem to suggest" that third parties should have rights to seek remedies. This is not a credible interpretation of the language. Independent third party monitoring efforts are central to the credibility of a company's overseas enforcement policies.

<u>Conclusion</u>

For these reasons, the Funds respectfully submit that the Company's request for no-action relief should be denied. We appreciate the Division's consideration of these points.

Very truly yours,

Richard S. Simon

cc: Steven C. Root, Esq.

REPORT OF INSPECTION

in the

Clothing, Textile and Leather Industries

carried out by

Officials of

Labour Department, LNDC and LECAWU

delegated by

The Labour Commissioner

during the period

TABLE OF CONTENTS

INTRODUCTION

This report is divided into four main parts. Part one is this introduction which briefly summarises what is covered in this report. It reveals the name of the initiator of this inspection and how the inspection team is structured. It further shows names of the appointed inspectors; the purpose of this inspection; methodology and approach followed in this report. It finally shows acknowledgement.

This is followed by part two which reveals shortcomings and special achievements discovered in each factory. This is also followed by part three which focuses on the recommendations concerning resolutions of the shortcomings highlighted in part two. The last part (part four) is conclusion which briefly summarises our findings and recommendations and the way forward.

BACKGROUND

Following the Labour Commissioner's delegation of powers vested upon him by the provisions of section 13 of the Labour Code Order No.24 of 1992 and in the exercise of all powers enabling him, a four member delegation consisting of two officials from the Labour Department, one from the Lesotho National Development Corporation (LNDC) and one from the Lesotho Clothing and Allied Workers Union (LECAWU) inspected all the companies operating in the clothing, textile and leather

The members of the delegation were:

Mr Mafihlo Ts'ola	-	Labour Department official
Mrs Mats'eliso Lobisi	-	Labour Department official
Mr Justic Sello Ts'ukulu	-	LNDC official
Mr Daniel Maraisane	-	LECAWU official

The following also came for few days:

Mr Bahlakoana Labakae	-	LECAWU official
Mr Billy Macaefa	-	LECAWU official
Mr Seabata Likoti	-	LECAWU official
Mrs 'Mathakane Phats'oane	-	Labour Department official

On arrival in the factories, we were warmly welcomed by the factory managers who facilitated our easier inspection – despite the fact that prior appointments were not made.

PURPOSE OF INSPECTION

The main purpose of our inspection was to find out whether or not the factories do comply with all the requirements of the Labour Code Order No.24 of 1992. The Lesotho National Development Corporation (LNDC) was interested in finding out whether the allegations made by a team of two women researchers from the Centre for Research on Multinational Corporations (SOMO) in the Netherlands publicised in the Public Eye newspaper of Friday 2nd to Thursday 8th February, 2001 do hold water. The said researchers made a strong allegation that they had discovered that "slavery, abolished in the 19th Century in the rest of the world, is alive, well and kicking in the Lesotho Textile Industry".

The Chief Executive of LNDC held a meeting with LECAWU officials to clarify some of the issues raised in the report of the Researchers and promised to make a follow-up. Hence she agreed that the Industrial Relations Manager of LNDC (Mr Justice Sello Ts'ukulu) should join the inspection team to carefully examine how employees are treated in the LNDC assisted companies operating in the clothing, textile and leather industries. LECAWU is also from time to time publicly condemning the factories of harassment of employees and non-compliance with the provision of the Labour Code. An attempt has been made in this report to give the true reflection of the situation.

METHODOLOGY AND APPROACH

For convenience and consistence, the inspectors designed a questionnaire containing fifty-seven (57) questions and additional burning issues concerning certain requirements of the Labour Code. Some of the employees in different sections within each company were selected by the inspectors and interviewed privately and confidentially according to the questionnaire. We finally met management to also respond to the questionnaire and matters raised by the employees interviewed. We also inspected some of the areas in the factories. Unfortunately, due to time limit, we did not have chance to check the records of each company in order to prove some of the allegations particularly on deductions and underpayments raised by employees of some of the factories during the interviews.

ACKNOWLEGEMENT

We thank the Labour Commissioner for having nominated and appointed us in the delegation of his powers. Thanks also go to LNDC and

Last but not least in importance, we thank all the employees and factory managers (except CGM) for the respect and co-operation they displayed during the inspection. The issue of CGM will be addressed in detail later in this report. We now turn to individual factories reports.

2.2 Sick leave and maternity leave are granted according to the law;

2.3 There are no convincing allegations concerning physical assaults, insults and bribery by managerial employees;

2.4 We appreciated the Personnel Manager's hard line position against physical assaults and insult by managers, which were previously taking place;

2.5 Union members are not victimised on the basis of their union membership;

2.6 The company and employees have entered into written contracts of employment.

3. RECOMMENDATIONS

Regarding the shortcomings highlighted above, our recommendations are as reflected in part three of this report.

CGM GROUP

INTRODUCTION

We indicated under acknowledgement that the issue of CGM would be discussed in detail as we hereby do.

This company is the biggest in the clothing, textile and leather industries. It has four branches namely CGM, United Clothing, Maluti Textiles and Presitex all situated at Thetsane. We warmly welcome the fact that it has given jobs to approximately Six Thousand people in this country. This number is likely to go up because it is expanding its operations. Nevertheless, despite all this we would like to register our dissatisfaction and concern, in black and white, in the manner in which one of its Managers who is also a Deputy Director, Mr Naidoo behaved.

The fact that Mr Naidoo is a Deputy Director of a very big company that has given jobs to thousands of Basotho who were jobless should not be misinterpreted to mean that he is free to undermine and marginalise the role of everybody or institution in the Kingdom of Lesotho, in particular LNDC and the Department of Labour headed by the Chief Executive and Labour Commissioner respectively.

The remarks he passed to us during the inspection were totally uncalled for. He was not only unco-operative but also rude, antagonistic and unprofessional on the last day when he was kindly requested to clarify some of the crucial matters raised by workers during inspection. The remarks he passed are briefly summarised as follows;

a) We were wasting his time unnecessarily by asking for clarifications.

b) He further accused LNDC for taking confidential documents from his company and distributing them to other companies. As such he refused to provide us with copies of his grievance procedure, disciplinary code and procedure, redundancy and retrenchment policy and procedure or company rules and regulations. These documents were needed for purposes of determining whether or not the employees' allegations that the company does not have these documents were true for the benefit of the Labour Commissioner.

c) He furthermore stated that we should be free to tell both the Labour Commissioner and the Chief Executive of LNDC that he does not care about them and that they cannot do anything to him.

d) He finally threatened to close the meeting and leave us there if we kept on seeking for clarifications. We then decided to stop everything and left. He is the only manager who behaved in this manner in all the factories we have inspected.

In the light of this information, he must be told by the Labour Commissioner that this attitude and behaviour will not under any circumstances whatsoever, be tolerated in future because it will damage the image of this highly respected company. It must be clear that we are referring to him as a person and not other managers of the company. They all respected and co-operated with us very well until we finished our inspection.

Having said that, we now turn to our findings and recommendations concerning CGM Group including its sites.

1. SHORTCOMINGS

1.1 Deductions made for lateness or absence are more than the period of that late coming or absence, eg, M50 for one day absenteeism.

1.2 Protective clothing is provided after a long time.

1.3 Employees are expected to meet targets even when their working tools are broken.

1.4 Money deducted for lost protective clothing is too much, eg, M700.00 for protective wire equipment for fingers in the cutting room.

1.5 Employees are not requested in time that they will be expected to work overtime which has further been made compulsory.

1.6 ID cards of employees who are unable to work overtime due to family problems are taken away in order to prevent them from leaving.

1.7 The target/score is always too high and not affordable.

1.8 Employees are from time to time given written warnings associated with repairs and failure to reach target.

1.9 The company deducts M50 from an employee's wages if his/her ID Card is lost.

1.10 Pregnant women are also expected to be standing up the whole day when they are working.

1.11 Bonus is discriminatory in that some of the employees do not receive it. Moreover, it is not paid in time to those who are entitled to it.

1.12 Employees in the same job category are not given the same rates of pay.

1.13 Women are expected to perform heavy physical work to be done by men in the cutting room, e.g., some machines are too heavy for women to use.

1.14 The company sometimes refuses to release employees who become sick during working hours.

1.15 Employees who are absent for one day lose their money for bonus already worked for. They again face additional deduction for that absenteeism.

1.16 Employees who fail to go to work on Sunday which is their rest day are given written warnings.

1.17 There are allegations that employees are still not free to join trade unions due to victimisation by supervisors.

1.18 Employees complain that their wages are too low particularly those working in the cutting room.

1.19 There are unreasonable deductions for minor mistakes made. These deductions are between M7.00 and M89.00.

1.20 The company has not designed its own grievance procedure, disciplinary code and procedure, redundancy and retrenchment policy and procedure. Even if it has those procedures, they are not known by employees.

1.21 A fair and proper disciplinary hearing is not held before an employee is dismissed.

1.22 There are allegations that some of the supervisors are taking bribes ranging from M150.00 to M300.00 when recruitment takes place. Those who are associated with this matter include Sekhonyana and Kheleli.

1.23 There is no democratically elected committee in each site representing employees when there are collective grievances and interests.

1.24 The company pays only three (3) days for sick leave.

1.25 Entrance doors are always closed during working hours. Most of the employees do not know where the keys are kept.

2. SPECIAL ACHIEVEMENTS

2.1 The company allows trade unions to hold meetings with union members and other employees once a week. This enables the union to get a mandate from its members and to recruit more members.

2.2 The company has employed a nurse to offer first aid to injured employees.

2.3 Employees have access to clean water and not in the toilets like other companies.

2.4 The company and its employees have entered into written contracts of employment;

2.5 There are no strong and convincing allegations concerning physical assaults and insults by managerial employees.

2.6 Employees who work overtime until after 8pm are provided with a comfortable transport (Taxi).

2.7 There are no illegal strikes. The last one took place in 1998.

2. RECOMMENDATIONS

Regarding the shortcomings we have highlighted above, we refer you to what we have said on each of these matters in part three of this report.

C & Y GARMENTS

1. SHORTCOMINGS

1.1 The company gates are closed during lunch break thereby preventing employees from going outside the company premises to, among others, buy food.

1.2 Deductions made for late coming and absence are more than the actual period of that lateness or absence.

WORKER RIGHTS CONSORTIUM

WORKER RIGHTS CONSORTIUM ASSESSMENT re PT DAE JOO LEPORTS (INDONESIA)

and

re KAWASAN BERIKAT NUSANTARA EXPORT PROCESSING ZONE, MARUNDA & CAKUNG BRANCHES (INDONESIA)

FINDINGS AND RECOMMENDATIONS
AUGUST 26, 2003

5 Thomas Circle NW Fifth Floor Washington, DC 20005
(202) 387-4884 Fax: (202) 387-3292
wrc@workersrights.org www.workersrights.org

Table of Contents

Preface

The Worker Rights Consortium (WRC) conducted investigations at two factories situated in the Jakarta, Indonesia export processing zone known as Kawasan Berikat Nusantara (KBN), in the Marunda and Cakung branches respectively. The WRC also assessed general conditions in this export processing zone, because ongoing research undertaken by the WRC and partner organizations suggested that policies of the KBN Administration, as well as practices common to many factories in the KBN, might be directly or indirectly related to alleged material violations of law and College and University Codes of Conduct at these two factories.

The following report outlines the WRC's conclusions and recommendations concerning the zone itself and one of the two factories: PT Dae Joo Leports, a producer of backpacks bearing the names and logos of WRC-affiliate Colleges and Universities. Conclusions and recommendation concerning the second factory will be released in a separate document. The present report details the outcome of an on-site investigation by a WRC Assessment Team at PT Dae Joo Leports, conducted between February 20 and 27, 2003, as well as of extensive supplementary research carried out by WRC staff, consultants and partner organizations over the subsequent months. This document also describes the substantial corrective actions taken to date by PT Dae Joo Leports, and the response of the licensees that source from the factory: adidas-Salomon, through a licensee, Agron, and Vanity Fair Corporation (VF), through its subsidiary, Jansport. Both companies have responded constructively and supported necessary remediation.

Beyond the issues at PT Dae Joo Leports, there are common practices in the KBN and rules that govern the zone's functioning that should be of concern to all university licensees and other brands seeking to source from any factory within the zone. As a preliminary matter, therefore, this report reviews these zone-wide concerns and makes recommendations for addressing them.

Overview of issues in the Kawasan Berikat Nusantara (KBN) export processing zone

The International Labor Organization (ILO), in a 1998 publication, noted that "hours of work, overtime and wages, occupational health and safety, leave, provision of food and transport, social security and the special needs of women workers,"[1] in addition to inadequate access to health care and restricted associational rights, are problems characteristic of export processing zones. In Indonesia's export processing zones, and in the KBN's North Jakarta branches in particular, some of these problems are starkly visible. In one sense this is surprising, since Indonesia, unlike several other countries that operate export processing zones, places no formal legal restrictions on the functioning of trade unions and does not permit labor law to be held in abeyance within zone boundaries. Unfortunately, however, other factors work to undermine respect for labor rights within the zone, administered by a state-owned for-profit corporation (PT Persero

[1] International Labor Organization (ILO), *Note on the Proceedings*, Tripartite Meeting of Export Processing Zones-Operating Countries, ILO, Geneva, 1998. Doc. No.: TMEPZ/1998. Conclusion 23

Kawasan Berikat Nusantara; henceforth, "KBN Administration"). Most important among these problems are interference by the military, police or thugs in labor disputes, broad internal regulations that protect factories' assets from workers' legitimate claims in the event of closure, and inadequate access to health care, in violation of legal mandates.

Until 1994, military involvement in labor-management disputes was a routine matter, taking place under the "Guidelines for Mediating Industrial Labor Disputes"[2] issued by the Departmen Tenaga Kerja dan Transmigrasi (the Ministry of Manpower and Transmigration; henceforth "Depnakertrans"). That regulation was officially repealed on January 16, 1994, with the issuing of a new ministerial decree, No.15A/1994. While there were no allegations that active-duty military had ever been involved in labor disputes at PT Dae Joo Leports, the WRC received credible testimony that Aparat KBN (KBN Administration special "security forces") had frequently stepped in to prevent union organizers from talking to demonstrating workers at the second factory fully reviewed by the WRC, in a clear violation of Indonesian law and College and University Code of Conduct provisions regarding freedom of association. Furthermore, workers from several other factories within the KBN that produce licensed apparel for WRC-affiliated Colleges and Universities provided the WRC with credible testimony that factory managers continue to seek, and obtain, the involvement of the Indonesian military in the suppression of legal strikes and demonstrations.

The problem of military intervention is further compounded by the widespread use, over a period of years, of preman (hired strongmen, sometimes "moonlighting" military personnel) to intimidate workers during strikes and demonstrations in the zone. The climate of fear produced by the presence of preman unquestionably constrains the exercise of associational rights of all workers in the KBN, no matter what the actions or practices of a particular factory. Thus, while none of the workers at PT Dae Joo Leports have alleged that management has ever employed preman, many noted that they had refrained from active participation in strikes and demonstrations because they were afraid of violence by preman. One worker described to the WRC in detail the actions of a group of preman, calling themselves "The Forum," that, according to the worker, has been hired by many companies in the KBN. Furthermore, local union leaders have reported seeing off-duty military personnel present at PT Dae Joo Leports, apparently for the purposes of everyday security and also for crowd control during demonstrations. Organizers from the union Serikat Buruh Sejahtera Indonesia (SBSI), for example, described a confrontation with an air force officer hired by a factory engaged in production of collegiate apparel, who prevented them from observing a demonstration outside the factory in July of 2002.

Incidents involving other factories in the KBN producing licensed apparel for WRC affiliates have presented still sharper violations of Code of Conduct provisions in the realm of freedom of association. One of the most extreme examples occurred when the employees at a factory in KBN Cakung producing licensed apparel for several WRC

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[2] KEP-342/MEN/1986

Note: Indonesian laws and regulations fall into four general categories: Peraturan Menteri (Ministerial Regulations; henceforth "PER-/MEN/"), Keputusan Menteri (Ministerial Decrees; henceforth "KEP-/MEN/"), Undang-Undang (Acts or Ordinances; henceforth "UU"), and Peraturan Pemerintah (Government Regulations; henceforth "PER-/MEN/").

member Colleges and Universities[3] went on strike at the end of 2001. A number of workers, interviewed separately, produced consistent and compelling testimony about the presence of about 700 preman who had been called in, according to the factory's personnel manager, to "protect" the factory from the "potentially violent protestors." When the workers' negotiating committee, consisting of local union leaders from Front Nasional Perjuangan Buruh Indonesia (FNPBI) and Serikat Pekerja Tekstil, Sandang dan Kulit (SPTSK), tried to leave the building, they were immediately engulfed by the crowd of preman shouting, "There are their leaders, get them!" The SPTSK leader was held with a knife to his throat for several minutes before the Aparat KBN and police intervened. The union leaders were detained by the police for several hours, while none of the preman were detained or called in for questioning. Four months after the strike, the company shut down its location in KBN Cakung and moved to another location, reopening under a different name. This is one of the ways in which the close connection between the KBN Administration and the state apparatus presents problems at the level of excessive military and police involvement in labor-related concerns at individual factories.

The state-approved policies and guidelines that operate within the KBN also serve to insulate factories from the full force of certain laws designed to protect workers. For example, individual plots within the KBN – including the buildings themselves – are merely rented to factories, with little or no security deposit, thus permitting factories that seek to close an easy means of doing so without leaving behind significant assets against which workers who are due back wages and/ or severance pay[4] could place a lien. (It should be noted that, by law, workers' claims to the payment of back wages takes precedence over the claims of all other creditors,[5] which would include, for example, claims made by the company administering the KBN). Over the past year alone, over twenty companies have left the KBN with little to no notice to their employees; in most instances, these factories still owe legally mandated compensation to their former employees.[6] KBN Administration offices consistently refuse to provide workers with the contact information of a closed factory's parent company, and actively block workers' legal attempts to seek the liquidation of factory assets such as machinery, raw materials, and finished goods to cover back wages and severance due.

Given that factories within the KBN find it relatively easy to close without observing the procedures required by Indonesian law,[7] these factories are more likely to use the excuse of closure in order to engage in massive layoffs in order to transition to a system of short-term employment contracts. Another factory within KBN Cakung

[3] The WRC does not publicly name factories in the context of a violation or violations of College and University Codes of Conduct unless a full assessment has been conducted at that factory. Full assessments have not, to date, been conducted at those factories which are referred to, but not named, in this report.
[4] By law, if a company becomes bankrupt, employees are still entitled to a base severance package— referred to as Peraturan Menteri Tenaga Kerja (PMTK). If employees are terminated for no fault of their own (particularly in the case of layoffs for "efficiency's sake"), or a company closes for reasons other than bankruptcy, workers are entitled to twice the amount of PMTK. See KEP-150/MEN/2000 Article 27.
[5] UU-08/1981, Article 27
[6] Ulin, "Politik," in *Kontan*, November 25, 2002. p.49 [049/IX-VII/KONTAN/2002: 9/VII/2002, Politik]
[7] Corporations in Indonesia may only shut down on the basis of a decision by either Rapat Umum Pemegang Saham (general stockholders' meeting); the expiration of the original incorporation period; a court decision.

engaged in apparel production for a number of WRC-affiliated Colleges and Universities closed its doors in late 2000, paying workers only half of the severance due to them. After the Lebaran holidays, about a week later, the factory re-opened, hiring workers back as short-term contract employees. Nearly three years later, workers were still maintained in the same "short-term" status, in violation of Indonesian laws governing contract labor, as applicable at that time

Finally, violations of labor law (as well as of College and University Codes of Conduct) in the area of mandatory benefits are widespread in the KBN. The issue of health care is particularly problematic. Each of the three branches of the KBN has a polyclinic, to which workers at all factories have access, in theory, whether or not the factories in question have clinics of their own. As both polyclinic staff and management of the KBN Administration explained to the WRC Assessment Team, access to the polyclinic is intended to satisfy the obligation of employers who choose not to provide their workers with health insurance through PT Jaminan Sosial Tenaga Kerja (JAMSOSTEK), a state-run worker's insurance firm, with a *superior* alternative as required by law.[8] However, the services provided by the polyclinic are vastly *inferior* to those available to workers through JAMSOSTEK, both in terms of accessibility (e.g., workers' family members, who are covered when an employer provides JAMSOSTEK, have no access to the factory clinic) and in terms of quality of care. Staff from the Cakung branch of the KBN Administration reported, for example, that the clinic's complement of three trained doctors must treat an average of more than 200 patients a day and is responsible for a total patient population of 70,000 employees.[9]

Furthermore, workers' access to the services offered by the polyclinic is often unreasonably restricted. While membership in the clinic is mandatory for all factories in the KBN, factories can regulate that access for their workers as they wish. The clinic submits a claim for reimbursement to each factory once a week, on a fee-for-service basis, according to the services provided to the employees of that factory. Thus, factories have a financial incentive to limit care. In order to use the clinic's services, workers from most factories must supply a letter from the company, in part, as clinic staff explained to the WRC Assessment Team, to ensure that the worker is still employed at that factory. Factories routinely refuse to give permission letters to workers, as a means of reducing health care costs.

Follow-up care and referral to outside specialists is also severely restricted by many factories. According to clinic staff, before a doctor makes a referral, he or she must call the personnel manager of the factory where the worker is employed and obtain authorization. Similarly, in order for patients to schedule a follow-up appointment, they must take a letter from the clinic recommending continuing care to the factory's personnel manager, get his or her signature, and then bring the letter back to the polyclinic. Because the factory must pay out of pocket for any care provided by medical

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[8] PER-03/PEM/1992 sets out the four elements of JAMSOSTEK coverage: insurance for workplace accidents, life insurance, provident fund, and health insurance. PER-14/PEM/1993, Article 2(4) clarifies that all firms employing more than 10 workers must provide all four packets of JAMSOSTEK. Companies are only exempt from providing the fourth packet if they provide private health insurance that is demonstrably better.

[9] By comparison, Indonesian government policy limits Puskemas (regional state-owned clinics), which are comparable to the KBN polyclinic in terms of facilities and size, to servicing no more than a total patient population of 30,000 people.

facilities outside the clinic, and for any ongoing care at the zone polyclinic, permission for referrals and follow-up care is routinely denied.

As a practical matter, workers at factories that use the zone polyclinic in lieu of JAMSOSTEK or private insurance have little or no access to care for any serious or ongoing medical problem, or for emergencies that occur in the evening or early morning hours, when there are no doctors on duty at the clinic. There are also factories in the KBN that maintain an in-factory clinic and do not provide workers with any access to the polyclinic. The services provided by in-factory clinics are even less comprehensive and less accessible than those provided by the polyclinic.

By failing to provide either JAMSOSTEK or a superior alternative, most factories in the KBN are in violation of Indonesian law and of College and University Code of Conduct provisions requiring compliance with host country laws. As explained below, PT Dae Joo Leports, at the time of the WRC investigation, was not in compliance with the law concerning health insurance, though remedial action is now underway.

Recommendations Concerning the KBN

The WRC addresses these recommendations to the College and University licensees sourcing from factories located in Indonesian export processing zones, and the North Jakarta KBN branches in particular. Given the substantial impact of zone-wide policies on the degree of Code compliance at individual factories within the zone, licensees must involve themselves in advocacy at the level of the zone and of the state. This would include urging vastly improved health services, and access to these services, in the KBN (to the extent that there are factories which, to satisfy their legal obligation in the area of health insurance, offer access to the services of the zone polyclinic) and urging that the zone administration adopt policies designed to prevent factories from closing and then reneging on their financial obligations to employees. As a first step, zone personnel should be directed to assist workers and unions when they are seeking to contact the management or ownership of a facility that has closed in order to discuss matters of severance and other compensation.

The WRC also recommends that licensees press for worker representation at the level of the zone, as proposed by the ILO in its recent policy paper on export processing zones:

> "Sound labor-management relations are essential to the success of EPZs. Free, strong and representative workers' organizations have a major role to play in building workplace relations conducive to improvements in working conditions and increases in productivity and competitiveness. [...] One means of fostering sound labour-management relations could be the participation of representatives from workers' and employers' organizations on the boards of investment promotion and zone management bodies."[10]

Such measures would also contribute to greater compliance with domestic law, and with College and University Codes of Conduct, in terms of workers' associational rights, and to a reduction in the undue interference of military and police in labor-management disputes at individual factories. In the interim, however, licensees should, at a minimum,

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[10] ILO, *Note on the Proceedings*, Conclusions 10, 15

make it clear to the supplier factories located in the zone, and to the zone administration, that violence and intimidation in an effort to end strikes and demonstrations will not be tolerated.

WORKER RIGHTS CONSORTIUM ASSESSMENT OF PT DAE JOO LEPORTS, KBN MARUNDA, INDONESIA

Introduction

PT Dae Joo Leports is a factory located in North Jakarta, Indonesia, in the Marunda branch of the export-processing zone Kawasan Berikat Nusantara (KBN). Employment at PT Dae Joo Leports fluctuates between 1,100 and 1,300 workers, depending on the level of orders from buyers. The factory manufactures (or has recently manufactured) backpacks and handbags bearing the names and logos of Colleges and Universities affiliated with the Worker Rights Consortium (WRC) for Jansport, a brand owned by Vanity Fair Corporation (VF), and for adidas-Salomon (through its licensee Agron), as well as non-licensed goods for brands including Alpine, REI, Northface, Camel Back, and Eastpak (also a VF brand). The parent company, Dae Joo Leports Corporation, has its head office in South Korea and operates another production facility in Qingdao, China.

The WRC undertook this assessment of violations of college and university codes of conduct on the basis of preliminary research by WRC staff and partner organizations based in Jakarta. The WRC had received a complaint letter from another factory in the KBN in November 2002 and the potential problems identified by the WRC's researchers in the context of PT Dae Joo Leports – primarily in the areas of occupational health and safety, health benefits and freedom of association – mirrored those at the other factory to a significant degree. For the purposes of developing a deeper understanding of general problems at factories producing licensed apparel within the KBN, and in order to look more closely at the strong indications that there were such problems at PT Dae Joo Leports, the WRC undertook a systemic or spot investigation (i.e., an investigation *not* triggered by a complaint), pursuant to Section III.A of the WRC Investigative Protocols.

The WRC's Assessment Team, composed primarily of prominent Jakarta-based experts on labor rights and occupational health and safety, carried out its intensive investigation from February 21-27, 2003. This report documents the outcome of that process, as well as of preliminary and supplementary research conducted by WRC staff, consultants, and partner organizations.

In this report, the WRC also outlines the commendable response of the licensees – VF (and its subsidiary Jansport) and adidas-Salomon (and its licensee Agron) – and details the constructive processes of remediation initiated by factory management in Jakarta and South Korea. The WRC believes that the changes taking place at PT Dae Joo Leports as a result of the licensees' commitment to frank and thorough communications with the Dae Joo Leports Corporation are both significant and sustainable. At the same time, the fact remains that PT Dae Joo Leports has yet to fulfill a number of important remediation commitments and the ultimate test of the factory's progress toward compliance with College and University Codes of Conduct will be whether these commitments are met.

Sources of Evidence

The WRC Assessment Team's findings are based on the following sources of evidence:

- Interviews with 79 employees from the sewing, cutting, quality control, mechanics and packing divisions, including several employees in supervisory and administrative positions. The employees ranged in age from 18 to 35 years.
- An extensive meeting with upper- and mid-level management at PT Dae Joo Leports, and a survey of the factory premises.
- Interviews with Serikat Pekerja Tekstil, Sandang dan Kulit (Indonesian Textile, Garment, and Leather Workers Union; henceforth "SPTSK") national, regional, and factory level officers, and factory level members.
- Interviews with Serikat Buruh Garmen Independen PT Dae Joo Leports (the Independent Garment Workers Union at PT Dae Joo Leports; henceforth "SBGI") members and officers.
- Interviews with staff at the factory health clinic of PT Dae Joo Leports.
- An interview with the administration of the KBN export processing zone.
- Interviews with government officials from the Panitia Penyelesaian Perselisihan Perburuhan Daerah (Regional Committee for the Settlement of Labor Disputes; henceforth "P4D").
- Interviews with government officials from the Departmen Tenaga Kerja dan Transmigrasi (the Ministry of Manpower and Transmigration; henceforth "Depnakertrans" and the provincial branch, "Disnaker").
- An assessment of occupational health and safety standards at PT Dae Joo Leports led by Balai Hiperkes dan Keselamatan Kerja (the Indonesian governmental agency for workplace health and safety; henceforth "HIPERKES").
- Interviews with officials from PT Jaminan Sosial Tenaga Kerja (a government-operated social security firm; henceforth "JAMSOSTEK").
- Additional worker interviews conducted by WRC staff and consultants prior to and after the formal interviews conducted by the Assessment Team.
- Collection and review of company documents including the collective bargaining agreement, personnel policy, personnel files, pay stubs, and medical records
- Extensive research of Indonesian law, including governmental and departmental regulations, guidelines, and circulars.

Allegations Assessed in this Report

Based on preliminary research by WRC staff and consultants, including extensive worker interviews, a number of potential violations of law and of Codes of Conduct were identified for investigation by the WRC Assessment Team. The concerns and allegations were as follows:

- *Freedom of association and collective bargaining.* That the company failed to negotiate with the SPTSK union at the factory, in spite of numerous requests that it do so; that management threatened workers perceived to be members of the union with dismissal.

- *Arbitrary exercise of disciplinary action.* That workers were demoted, transferred, dismissed or subjected to other disciplinary action out of proportion to the alleged misconduct.
- *Access to health care.* That the company did not provide health insurance or provide for the treatment of work-related injuries, as required by law.
- *Inadequate wages and benefits.* That the company did not provide adequate stipends for food and transportation.
- *Occupational, health and safety.* That the company did not provide adequate, appropriate personal safety equipment for workers engaged in hazardous tasks, and restricted access to bathrooms.
- *Hours of work and forced overtime.* That the company regularly forced workers to perform two hours of overtime per day and in some instances forced workers to work until 11PM or later in order to meet production deadlines. Also, that the company used deceptive and coercive means to compel some workers to accept work on shifts other than the day shift.
- *Other forms of involuntary labor.* That workers in the quality control division were sent on extended postings to other factories without the option to refuse, without any information about the length of the posting, and without adequate compensation or benefits. Separately, that the company compelled employees to work until 12AM (midnight) or later if orders were not ready for shipment.
- *Misuse of the contract labor system.* That workers were retained on short-term contracts without their positions being regularized, in violation of the law as applicable at the time.
- *Women's rights.* That women workers could not take menstrual leave, as provided for by law.

We outline below the WRC's findings with respect to each of these areas of potential non-compliance and, where appropriate, list recommendations for remedial action, developed in consultation with workers, government agencies and experts in the field. Substantial remediation work has occurred at PT Dae Joo Leports over the months since the WRC Assessment Team's initial on-site investigation. This progress has taken place in the context of extensive and ongoing discussions between the WRC and the licensees and factory management. Some key communications are referred to in this document, including the WRC's April 1 submission to PT Dae Joo Leports management of an initial set of findings and recommendations, management's response of April 28, and conversations which took place during the WRC staff's most recent meeting with factory management on July 3. The status of these discussions and progress on remediation efforts to date are reviewed below.

Findings, Recommendations and Status Report

Freedom of Association and Collective Bargaining

Allegations

The WRC Assessment Team investigated allegations that PT Dae Joo Leports had refused to negotiate a collective bargaining agreement with a duly-recognized union, and had threatened or otherwise sought to intimidate workers who are, or were, members of this union.

Findings

At the time of the WRC assessment of PT Dae Joo Leports, management, by its own admission, had failed to agree to negotiate a Persetujuhan Kerja Bersama (collective bargaining agreement; henceforth "PKB") with the 6-month-old SPTSK union. The company had refused to respond either to the draft PKB presented to them by the union in December 2002 or to the two letters sent by the union in the weeks following. The refusal to negotiate a collective bargaining agreement is not only in contravention of College and University Code of Conduct provisions regarding collective bargaining and freedom of association, but is also in violation of Indonesian law. Under regulations governing collective bargaining, companies and legally registered unions must negotiate a contract if either one of the parties so requests; the other party has 30 days after a request in which to respond.[11]

When the draft PKB was presented to management, union members became the targets of comments from mid-level management such as: "If you're unhappy here, you should just quit – or we could terminate you." The Personnel Manager constantly criticized the SPTSK union, as well as the workers who had joined it, for having wanted to switch over from the Serikat Pekerja Seluruh Indonesia union (All-Indonesia Workers' Union, henceforth "SPSI") that had been in place before. Other comments that were reported to the WRC Assessment Team included threats relating to workers' right to engage in strikes and demonstrations, such as: "One more strike and we will move all production to China." Workers testified consistently, in detail, and in multiple, independent interviews, about the content and sources of these comments.

Threats against union members are also illegal in Indonesia. Freedom of association is protected through legislation that prohibits all interference with workers' decisions to participate (or not participate) in trade unions and their activities.[12] Management denied that they had sanctioned the use of threats and intimidation to chill union activity. The Assessment Team did not find these denials to be credible.

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[11] PER-01/MEN/85 Article 2(3)

Note: Indonesian laws and regulations fall into four general categories: Peraturan Menteri (Ministerial Regulations; henceforth "PER-/MEN/"), Keputusan Menteri (Ministerial Decrees; henceforth "KEP-/MEN/"), Undang-Undang (Acts or Ordinances; henceforth "UU"), and Peraturan Pemerintah (Government Regulations; henceforth "PER-/MEN/").

[12] UU-21/2000

Recommendations

It proved unnecessary for the WRC Assessment Team to make a recommendation concerning PT Dae Joo Leports's obligation to negotiate a contract with the SPTSK union because, during their interview with the Assessment Team, PT Dae Joo Leports managers, having acknowledged a "delay" in responding to the union's entreaties, immediately pledged to do so and, in fact, stated that they planned to meet with the SPTSK union at 2PM the same day. The meeting took place as planned, and a first negotiation session then occurred on March 15, 2003. In order to promote ongoing compliance in this area, the WRC recommended that PT Dae Joo Leports management adhere to the negotiation schedule agreed upon at its first bargaining session with the union and that management post an announcement in several easily accessible areas around the factory, announcing that contract negotiations had begun, reiterating the ground rules for negotiations and laying out the general schedule. It was recommended that upper management at the factory should provide at least some direct supervision and oversight of the staff participating in negotiation sessions, if direct and consistent engagement by senior managers in the negotiations was deemed not to be feasible.

The WRC recommended that upper management engage in closer supervision of members of mid-level management and supervisors who deal directly with union officers, in order to end efforts to coerce or intimidate workers and to ensure that the company's stated commitment to workers' freedom of association was meaningful at the level of the day-to-day functioning of the factory.

Response from PT Dae Joo Leports and Licensees and Status of Remediation

In a communication dated April 28, 2003, PT Dae Joo Leports responded to the WRC's presentation of recommendations on this matter. Management asserted that they were not aware that they were required by law to negotiate a PKB with the factory-level SPTSK union, but confirmed that they were nevertheless committed to the negotiation process. They also agreed to the active involvement of upper-level management, and to the public posting of information regarding the PKB negotiations.

VF has agreed to encourage management in both PT Dae Joo Leports' Indonesian and South Korean offices, to adhere to the negotiations schedule and to continue to bargain in good faith with the SPTSK union. Compliance officers at adidas-Salomon/Agron made a similar commitment, on the condition that an inquiry into Indonesian labor law revealed that management did indeed have an obligation to negotiate a contract with the factory-level union. (The applicable laws relating to collective bargaining are cited above). The WRC communicated that the eventual negotiated PKB must be in compliance with Indonesian law and College and University Codes of Conduct.

PT Dae Joo Leports management was quick and efficient in resolving these concerns; first, by setting up regular negotiation sessions and second, by widely announcing the progress of the ongoing negations within the production area. The negotiations have taken longer than either management or labor first anticipated, but the period was extended by mutual agreement. Part of the reason for the extension was to give time for the newest union at PT Dae Joo Leports to be involved in the process (see

New Developments below). The WRC will continue to monitor the negotiations process at PT Dae Joo Leports.

New Developments

The WRC has recently learned of the legal registration of a second union at PT Dae Joo Leports: SBGI. The WRC assumes that PT Dae Joo Leports management will respect the rights of this union, as they have of the SPTSK union, in terms of recognizing it as a legal, valid union with the right to negotiate a contract should its membership reach a majority. Most importantly, according to Indonesian law, no level of management may engage in preferential treatment towards, or discrimination against, either union.[13] Thus, both unions are guaranteed the same rights and responsibilities. For example: the unions must be granted the same amount of time for carrying out union activities and duties, granted the same access to workplace resources, and both unions must be equally involved in discussing workplace policies and procedures or other issues that will impact workers. Also of great importance is management's duty to be vigilant in ensuring that employees do not experience intimidation, harassment, demotion, or punishment of any kind as a result of joining the union of their choice (or not joining one at all).

Additional Recommendations

In view of the establishment of a second legally recognized union at the factory, the WRC recommended that – in order to ensure that workers understood their right to associate with the union of their choice, or with no union at all – a company policy on freedom of association be written, posted widely in the factory, and read aloud by all supervisors to each production line. The WRC further recommended that PT Dae Joo Leports make an announcement in the same manner (written and verbal) recognizing that there are now two legally registered unions at PT Dae Joo Leports. The contents of the policy and announcement should be reviewed by the chairperson of each union before they are publicized.

The WRC also recommended that management and the leaders of the two unions meet at the earliest opportunity to discuss and establish the guidelines for union activity within the factory in areas not regulated by law. These would include: when and where and by whom membership forms may be distributed; when and where membership meetings may be held (if at all) on the factory premises; where union announcements and information may be posted within the factory; the frequency and location of union and management meetings; the amount of time allotted for, and the procedures union leadership or membership should follow to notify management of, union duties during a workday; the accessibility of basic office facilities (e.g. photocopy machine/ fax/ telephone). The WRC emphasized that laying down such ground rules would help avoid confusion and discrimination in the future.

The WRC further recommended that, given SBGI's legitimacy and growing membership base within the factory, the new union be consulted regarding the PKB's content prior to its finalization.

[13] UU-21/2000

Response from PT Dae Joo Leports to the Additional Recommendations

PT Dae Joo Leports agreed to recognize the new union and to create a freedom of association policy as a matter of high priority, and to announce both verbally and in writing that SBGI was now officially registered and recognized by the companys. PT Dae Joo Leports management promised to send the WRC a copy of the freedom of association policy and announcement regarding the recognition of the two unions as soon as it had been completed. The agreement has not been sent to date despite follow-up email regarding the issue.

PT Dae Joo Leports management also agreed to grant the leadership of the two unions time to meet to discuss the guidelines for union activity within the factory. Management also agreed to send the WRC the minutes of this meeting, once it had taken place, or, in the alternative, a copy of the agreed-upon union guidelines. Again, the WRC has not received such documentation to date.

PT Dae Joo Leports management and SPTSK leadership also agreed to consult with SBGI leadership about the content of the PKB before the finalization of the agreement.

Arbitrary Exercise of Disciplinary Action

Allegations

The Assessment Team addressed allegations that workers at PT Dae Joo Leports had been subjected to excessive or arbitrary disciplinary procedures, up to and including termination, for actions that merited no action or a mere warning. The WRC also sought to determine whether particular workers were discriminatorily targeted for having asserted their rights in the workplace.

Findings

During the first two months of 2003, according to credible worker testimony, a number of workers who should have received a simple warning letter for an alleged violation of company rules had instead been terminated. During interviews conducted by the WRC Assessment Team, workers expressed great concern that their position, in terms of disciplinary procedures and practices, was particularly precarious since the internal company policy governing such matters had expired at the end of 2002. No negotiated statement of workers' rights and responsibilities had taken its place, since management had not, at the time of those interviews, responded to requests to begin negotiating a contract.

Workers also testified to other forms of retaliation implicating associational rights, such as mid-level management's practice of demoting or transferring those workers seen as troublemakers, without due process. Workers who credibly described being targeted in terms of arbitrary demotions, transfers and firing included: members and leaders of worker representative bodies/organizations; workers who had demanded that the company pay for their medical expenses through JAMSOSTEK; workers who had asked for improved wages or benefits; workers who had complained about workplace safety issues; and workers who had complained about forced overtime. Several workers described having been transferred to other departments in ways that appeared to them to be both arbitrary and punitive. Even where such transfers were lateral rather than being demotions, workers experienced them as disruptive, both because they generally involved harder tasks that took longer, and therefore rendered targets more difficult to reach, and because they placed workers among unfamiliar faces and thus inhibited the formation of social structures as well as attempts to organize within the factory.

It should be noted that one particular worker, Sukati, who agreed to be named in this report, was transferred five times in rapid succession without any clear reason being given on any occasion. Sukati, who served as the president of the Workers' Representative Committee[14] at PT Dae Joo Leports from 1997-99, and whose experiences with PT Dae Joo Leports in terms of seeking reimbursement for health care after a work-related injury are described below, expressed the belief that her supervisors were striking back at her for her outspokenness. She was convinced that the actions of supervisors were designed to render her tired and frustrated, to the point where she would resign.

Senior managers denied that PT Dae Joo Leports used disciplinary action in an arbitrary manner, or in ways designed to punish workers for seeking to assert their rights. The assessment team requested documents covering all instances of demotions and transfers within the factory over the six months prior to the Assessment Team's visit as verification of management's assertions. Management provided some documents, but the files provided were incomplete and there were no files at all for the majority of the employees who had alleged that their transfers and/or demotions were illegitimate. PT Dae Joo Leports management also could not describe the process by which it made decisions to transfer and demote. With respect to dismissals, as PT Dae Joo Leports later acknowledged in a written communication, they had no procedures in place.

In light of this evidence, the Assessment Team determined that discipline had been exercised in an arbitrary fashion and/or as a means of punishing outspoken workers, at least in some cases. It must be emphasized that it is unclear whether upper management at PT Dae Joo Leports authorized, or was even aware of, any such acts by supervisors and mid-level managers. Senior management is, however, responsible for implementing and maintaining appropriate procedures and ensuring that all personnel follow them.

Recommendations

The WRC recommended that unofficial policies permitting arbitrary transfers and demotions be suspended, and that workers affected by these policies be given the option of reinstatement to their prior postings The WRC urged that management use the contract negotiation process as a vehicle to develop and institutionalize appropriate disciplinary procedures. The WRC also recommended that senior managers exercise closer supervision over disciplinary procedures in order to eliminate the possibility of their abuse by lower-level staff.

[14] The Workers' Representative Committee was a non-trade union-affiliated factory-level committee, with its representatives elected by fellow employees, which existed prior to the formation of a legally registered trade union.

Response from PT Dae Joo Leports and Licensees and Status of Remediation

In response to recommendations conveyed to them on April 1, PT Dae Joo Leports agreed to negotiate with the union during the PKB process towards a revised policy regulating warnings, terminations, demotions, and transfers and to exercise close supervision of staff with respect to disciplinary practices. The WRC and VF have agreed that, if PT Dae Joo Leports adopts a fair disciplinary policy through the PKB negotiations, posts this policy inside the factory, trains supervisors and employees on its workings and engages in ongoing monitoring of the policy's implementation, remediation in this area will be essentially complete. The WRC will continue to monitor developments in this area. The issue of reinstating workers subjected to prior arbitrary discipline remains unresolved, however.

On July 3, the WRC received a copy of the disciplinary policy language that has been developed through the PKB negotiations. The policy had improved in clarity from previous attempts, but still needed to reference Kep-150/MEN/2000 (****the Ministerial Decree on Employee Dispute Resolution, Termination, Severance, Merit Pay and Compensation), as the main legal framework for termination and resignation procedures. As the policy stood in early July, only the new general labor law UU-13/2003 (*****Manpower Act) was listed in regards to the termination process for employees.[15]

Access to Health Care

Allegations

It was alleged that PT Dae Joo Leports failed to provide adequate health care, as required by Indonesian law.

Findings

The Assessment Team determined that PT Dae Joo Leports had failed to comply with its legal obligation to provide health insurance coverage to all employees.[16] The law requires businesses to enroll all employees in Jaminan Pemeliharaan Kesehatan, (the health insurance system operated by the national social security program JAMSOSTEK, henceforth "JPK"), also know as "Packet B" of JAMSOSTEK.[17] The only exception is for employers who provide alternative health insurance coverage that is demonstrably superior to JPK. By its own admission, at the time of the WRC investigation, PT Dae Joo Leports did not provide JPK coverage to employees. The health care provisions the factory *did* make did not constitute a superior (or even minimally functional) alternative.

[15] While the company might argue that UU-13/2003 takes precedence over Kep-150/MEN/2000, Indonesian lawyers addressing conflict of law issues would generally disagree with this analysis, for a number of reasons not immediately relevant to this report. What remains incontrovertible is that UU-13/2000 *cannot* be the sole point of reference at this point in time, since none of the *peraturan pelaksanaan* (regulations required to define the mode of implementation of a general law) are as yet available. Given this, it is necessary to cite current *peraturan pelaksanaan* such as Kep-150/MEN/2000, until regulations are written to take their place.

[16] PER-01/MEN/1998 and PER-14/PEM/1993 Article 2(1,3-4); and UU-03/1992, Article 3(1, 2) and Article 4(1)

[17] PER-05/PEM/1993 Chapter VII lists the services available under JPK.

The company did provide a clinic on the premises, but services, in terms of scope and availability, were far inferior to those available under JPK. For example, the clinic did not provide care to workers' families (as JPK does), but only to workers themselves. The clinic was only open during work hours, leaving workers with no access to emergency care. The clinic did not provide a number of essential medicines, and had no dentist, optometrist, or X-ray machine. The clinic was staffed by nurses, with a primary care doctor visiting for a few hours three times a week.

At the time of the WRC assessment, it was the company's practice to refuse any reimbursement for care sought by workers outside of the clinic factory, even in cases where the clinic physician deemed such care necessary. Thus, in general, workers had no alternative to the inadequate services provided by the clinic. This conclusion was supported by the experience of the WRC Assessment Team when it conducted a health and safety review of the factory on March 14, led by specialists from HIPERKES. Some workers tested positive for anemia during exams conducted by the doctors from the Assessment Team. (It should be noted that the WRC Health and Safety team concluded that there were no indications that these cases of anemia had been caused by any health and safety conditions or practices at PT Dae Joo Leports.) When the doctors attempted to provide these workers with referrals for treatment, the PT Dae Joo Leports personnel manager prevented them from doing so, stating that PT Dae Joo Leports did not pay for outside medical care.

Management was also generally unwilling to provide reimbursement for expenses for outside medical treatment related to workplace accidents and injuries. Coverage for work-related injuries is mandatory under a separate law.[18] According to worker testimony, the factory's practice was to apply to the insurance company for reimbursement for an initial treatment, and then to refuse to reimburse workers for subsequent, necessary treatments.

PT Dae Joo Leports initially claimed that it could demonstrate that the company did, in fact, apply to JAMSOSTEK for reimbursement for multiple treatments of work-related accidents and injuries and that it did reimburse workers for general medical treatment. The documents that were shared by management with the Assessment Team, however, did not demonstrate this. As noted above, management acknowledged that workers were not enrolled in JPK. Management claimed that this was unnecessary, since the factory maintained an on-site clinic. However, as outlined above, because the services provided by the clinic are not superior to those provided under JPK (and, indeed, are significantly inferior), the clinic is not a legally adequate substitute for JPK enrollment.

Many individual workers experienced substantial hardship due to the company's failure to provide medical care. The WRC cannot provide details of most individual cases that were reviewed, for reasons of confidentiality. However, one employee, Sukati, agreed to the disclosure of her name and the full facts of her case for the purposes of this report as well as in terms of communication with the factory and the licensees. She did so, in spite of initial fear of retaliation, because of her desperate need for medical care.

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[18] See UU-03/1992 Articles 4(1) and 8(1). "Compensation," as referred to in Article 8(1) covers transportation costs, examinations, medical and/or curative treatment, rehabilitation, and benefits to appropriate parties in the case of temporary inability to work, permanent partial disability, permanent and total disability (either physical or mental), and death (Article 9).

The WRC includes this account in the report because it serves as an illustrative case study of the problems with access to health care at PT Dae Joo Leports.

Sukati sustained a head injury in July 2000 when she collided with a low-hanging target board in the production area.[19] She lost consciousness, but returned to work shortly thereafter. However, over the course of the next few hours, Sukati's face became disfigured and partially immobilized; she also began to experience severe headaches, blurred vision, mental confusion, and blackouts.

Sukati sought immediate medical care for this injury, and paid for it herself. However, after some debate, PT Dae Joo Leports management eventually agreed to file for reimbursement through JAMSOSTEK's accident compensation procedures. With the assistance of JAMSOSTEK, Sukati was able to receive appropriate diagnostic work, including a CT scan, and was able to purchase some medications; however, she did *not* obtain the operation that doctors had recommended in order to deal with the subdural hemorrhage revealed by the CT scan, or any alternative treatments, since the company informed her that they would not pay, even though the law unequivocally required them to do so.[20] PT Dae Joo Leports was unwilling to pay for any ongoing health care, including visits to neurologists and ear, nose, and throat specialists. As a result, Sukati relied on analgesics and sinus medications that she paid for out of pocket as a means of controlling her pain, while the underlying condition went untreated.

In March 2003, Sukati experienced a recurrence of her most acute symptoms, including severe headaches and disorientation, and her rapidly deteriorating health made it impossible for her to continue working. When Sukati again sought assistance from the factory, the personnel manager stated that he would not authorize further treatment without proof of positive correlation to the injury of 2000. However, when a second CT scan demonstrated that the condition was a result of the initial work-related injury, and the doctor at the company's own clinic agreed with the analysis, the personnel manager continued to refuse to authorize treatment, and actively prevented Sukati from meeting with upper level management.

Recommendations

The WRC recommended that the factory pay for adequate care for all work-related illnesses and injuries, as required by law. The WRC also recommended that the factory provide all employees with JPK health insurance coverage, or a superior alternative, as required by law. The WRC noted that if the factory chose to use JPK as their health insurance plan they must provide all employees with JPK cards and instructions on use, as quickly as possible. If the company chose a superior insurance alternative to JPK, the WRC stressed, management would have to pay special attention to educating employees on the proper use of their health benefits, since insurance procedures can often be confusing and are currently unfamiliar to most employees.

[19] This would be categorized as a work-related injury under PER-04/MEN/1993, Article 2 since it happened at her place of employment.

[20] PER-83/PEM/2000 and Appendix II of PER-04/MEN/1993 state that medical "operations" are also included under the "medical and/or curative treatment" covered by mandatory work-related accident compensation. (PT Jaminan Sosial Tenaga Kerja (Persero), *Kumpulan Peraturan Perundagan Jamsostek*, Jakarta, January 2003, p.87)

In terms of the cases of anemia at the factory, the WRC recommended that all workers be allowed to seek treatment at the company's expense – since workers are eligible for such treatment under JAMSOSTEK regulations – and that all workers be tested for anemia, given the substantially elevated rates of incidence indicated in the tests conducted by the WRC Team. As a general matter, the WRC noted that the factory's approach with respect to anemia should be guided by two principles: firstly, the prioritization of annual exams, as required by law,[21] in order to promote early intervention, and secondly, the understanding that the most effective way of preventing anemia is good nutrition (addressed at greater length later in this report, in the section on food stipends). Since management provides food stipends and space where food vendors can set up stalls during the lunch break, management is legally obligated to provide some nutritional guidance, especially to employees who are known to have a medical condition influenced by their diet.[22] One means through which management could assist anemic employees is by providing them with a brochure, flyer, or some other form of basic information regarding recommended dietary choices for people with anemia.

With respect to Sukati's case, the WRC wrote to PT Dae Joo Leports management, to VF and to adidas-Salomon/ Agron, describing in detail her condition and the treatment she required, and calling for immediate intervention to ensure that Sukati received the care she needed, at the medical facility of her choice, and at the company's expense. The WRC emphasized that Sukati's case was not intended to be the main focus of the recommendations in terms of remediation in the area of health care. Her case was, however, an urgent problem, and one that served as a powerful illustration of why it was so important for management to meet its legal obligation to provide health insurance to all employees.

Response from PT Dae Joo Leports and Licensees and Status of Remediation

VF and adidas/Agron agreed that PT Dae Joo Leports had a legal obligation to provide JPK or better health coverage and urged action by the company. Both licensees communicated their views to the factory in May. VF asked the factory to provide proof of full enrollment and payment by the factory by the end of July. By late June, as reported to the WRC by employees, and as reported in an audit conducted on behalf of VF and Jansport, the factory had decided to select an alternative health insurance plan to JPK.

PT Dae Joo Leports management, along with SPTSK representatives, selected Koja Hospital as the primary healthcare provider for all employees and their family members (up to three children per family). On July 3, the WRC was provided with a brochure about the hospital's facilities. A benefit package is currently being developed with Koja Hospital (with input from the SPTSK bargaining committee) that is intended to be better than JPK; exact details were to have been finalized by the end of July. PT Dae

[21] PER-02/MEN/1980 Article 3 (2) requires all employers to arrange for "medical examinations of all employees at least once a year, unless an exception has been given by the General Director of the Labor Relations and Workers Protection Board."

[22] An obligation imposed on the factory by PER-03/MEN/1982 Article 2, which emphasizes: "(i.) Giving advice on the planning and establishment of workplaces, the selection of personal protective equipment deemed necessary and on nutrition and arrangement of meals in the workplaces" and "(k.) Development and supervision of workers having certain health defects; …"

Joo Leports management-promised to send the WRC a copy of the benefits and implementation plan set up through Koja Hospital, once complete. As of August 18, 2003 no such plan has been delivered.

The WRC understands that smooth implementation of the benefits package may take more time than originally envisioned, and is encouraged by PT Dae Joo Leports' efforts thus far to fulfill this legal requirement. Assuming that the factory follows through, this is a very positive outcome that will bring the factory into full compliance with College and University Codes of Conduct in this critical area and have a significant positive impact on the lives of PT Dae Joo Leports employees. VF/ Jansport and adidas-Salomon/ Agron deserve much credit for their prompt efforts on this front.

During the interim period, all expenses arising from medical referrals by the factory doctor will be paid in full by the company. It is still not possible for employees to be reimbursed for medicine they purchase outside of the factory, even if the factory's visiting doctor writes the prescription. The WRC strongly recommends reimbursing employees for, or subsidizing, medicines prescribed by the factory doctor.

With respect to anemia, VF has asked the factory to make sure that all workers who have not had a medical exam receive one, as required by law. PT Dae Joo Leports agreed and quickly reported to VF that vitamin supplements recommended by doctors specifically for anemia are now available in the factory clinic. In July 2003 the WRC examined the supplements and found them to be of good quality and content. However, currently there are only 10 employees who are taking the supplements, a surprisingly low number considering the relatively high rate of anemia indicated by the WRC's Occupational Health and Safety survey in March. The WRC believes that part of the reason why so few people are making use of the supplements is that there has not been any public announcement about their availability. The WRC recommends that the factory clinic make blood testing for anemia a routine part of the check-up of any employee who comes to the clinic, and further recommends the posting of an announcement regarding the availability of supplements. This proposal is an element of broader recommendations related to the legal requirement that employers provide annual health exams (*please see section on Occupational Health and Safety*).

There have been substantial and very positive developments in the case of Sukati. The licensees supported the WRC's recommendation that the factory assume full responsibility for Sukati's medical care and, after substantial communications between the WRC, the licensees, and the factory, management did take the necessary action. Sukati, who was ultimately hospitalized because she could no longer care for herself, received proper treatment for her head injury beginning in early May and began to recover. Her doctors report that she has responded well to treatment. In late June, after an absence of five months, Sukati was healthy enough to return to work. The WRC believes that the timely and aggressive involvement of the licensees was a crucial factor in resolving this issue.

Food and Transportation Stipends

Allegations

Workers alleged that the factory did not provide adequate stipends to workers for food and transportation.

Findings

While workers reported that the daily food stipend of 1,500 Rupiah was sorely inadequate, it is nevertheless the case that this amount appears to be fairly standard for similarly situated factories in the KBN; furthermore, there is no requirement under law that factories provide more. Similarly, even though the factory makes no provision for transportation to and from work, there is no legal obligation for them to do so. The WRC Assessment Team therefore concluded that these are not violations of College and University Code of Conduct provisions in the area of wages and benefits.

The WRC has, however, recommended to PT Dae Joo Leports and to the licensees that they give consideration to the amount of the food stipend, both from the perspective of the benefits that the factory would stand to derive from a better nourished and therefore more productive workforce, and in terms of the reality of workers' lives and the difficulty of affording decent nutrition. (For example, a full and balanced lunch costs at least 5,000 Rupiah). Any action the factory and licensees take in this regard would be voluntary and beyond obligations imposed on them by College and University Codes of Conduct. The ongoing collective bargaining process is one possible mechanism through which the issue could be addressed.

Occupational Health and Safety

Allegations

The WRC examined complaints that PT Dae Joo Leports was not a safe and healthy environment for workers; specifically, that management failed to arrange for appropriate personal safety equipment, that it restricted access to bathrooms, that it did not provide adequate ventilation or cool drinking water, and that ergonomic problems were widespread.

Findings

The Assessment Team found that the absence of personal safety equipment (PSE) was a serious problem at PT Dae Joo Leports. Workers told the WRC Assessment Team that they rarely received masks while engaging in fusing operations, which produce quantities of smoke, or in the cutting area, where, they asserted, there are many filaments of synthetic fabric in the air. During its factory walkthrough, the Assessment Team confirmed that most workers in these divisions were not wearing masks. The outcome, as both factory clinic staff and employees stated, was that many workers at PT Dae Joo Leports have some degree of respiratory trouble (chest discomfort and chronic coughing were the most common complaints, though it was also reported that six workers were diagnosed with pulmonary tuberculosis last year). During the walkthrough, workers in the cutting division were also seen operating machines without protective gloves. Workers throughout the factory described witnessing accidents to workers in the cutting division, involving injuries to hands and arms from the unshielded blade of the cutting machines.

There were other problems at the factory, each implicating provisions in College and University Codes of Conduct regarding the employer's obligation to ensure a safe and healthy working environment. The problems noted below were either cited by workers, noted during the Assessment Team's factory walkthrough, or observed during the health and safety survey on March 14:

- Several workers described experiencing or witnessing accidents involving the low-hung target boards at the end of every production line, with injuries ranging from mild concussion to neurological damage, as in the case of Sukati (see above).
- The health and safety survey, led by HIPERKES, indicated that the cutting, embroidery, sewing and packing divisions could be excessively hot and humid during certain times of the day,[23] and that noise levels in the cutting, sewing, and embroidery divisions surpassed the legally acceptable limit.[24]
- Workers described restrictions on their access to the bathrooms, such that only a few workers would be permitted to use the bathroom at any given time, and each worker could request access no more than a couple of times a day, on penalty of receiving a written warning or verbal abuse from the supervisor.
- Most workers complained of chronic pain that, according to the occupational health experts on the WRC Assessment Team, was probably linked to the repeated performance of tasks that placed stress on the same body parts.

Recommendations

The WRC recommended, first and foremost, the creation of an Occupational Health and Safety Committee comprised of workers' and management representatives, as required by law,[25] as a crucial preliminary step towards the resolution of most of these concerns. For example, the Committee would be able to work towards ensuring that appropriate PSE for the various divisions (masks, gloves, earplugs, finger guards on sewing machines etc.) was made available, and that the systems were in place to ensure worker compliance, through trainings on PSE use and suitable incentives for doing so. The Committee could also be involved in the coordination of annual health checks of all employees, fire drills, and other factory-wide health and safety issues. Furthermore, the Committee would work with management, and with outside health experts when needed, to identify areas where ergonomic problems and risks exist and to develop a meaningful ergonomic health program.

[23] Laporan Hasil Uji HIPERKES, PT Dae Joo Leports, March 14, 2003
[24] Laporan Hasil Uji HIPERKES, PT Dae Joo Leports, March 14, 2003
[25] PER-04/MEN/1987

The structure and role of this committee is defined by law to a significant degree (at a minimum, it should receive regular training and should coordinate the dispersal of information regarding the proper usage of health and safety equipment, the correct handling of certain hazardous machines, and the process for using JAMSOSTEK), but exceptional issues related to the Committee's rights and responsibilities should properly be addressed through negotiation with workers during the PKB process.

As the WRC noted in the letter regarding findings and recommendations that was sent to the factory on April 1, a number of issues needed prompt resolution by management, prior to the formation of an Occupational Health and Safety Committee. The WRC listed the following as matters requiring urgent attention:

- Preliminary measures in terms of providing generally appropriate PSE must be taken, in response to specific worker complaints. Thus, workers in the fusing and cutting divisions must have ample access to masks, and workers in the cutting division must receive gloves. All sewing machines should be equipped with basic finger guards to reduce the incidence of puncture wounds.
- Windows and doors should be left open as far as possible to increase ventilation within the factory. More fans and/ or air conditioning should be installed in areas or divisions where temperatures were found to exceed 32 degrees Celsius.
- The factory must intervene by arranging for special evaluative medical exams wherever particular work-related health problems seem prevalent (such as the high incidence of tuberculosis in the cutting division), as required by law.[26]
- PT Dae Joo Leports management must take steps to decrease the noise levels in the cutting, sewing, and embroidery divisions. Employees in these divisions must receive ear and hearing protection as well as training concerning the importance of wearing this equipment.
- Workers should have unhindered access to bathroom facilities (without having to wait for permission from a supervisor) as frequently as required during the workday.

Response from PT Dae Joo Leports and Licensees and Status of Remediation

In its April 28 communication with the WRC, PT Dae Joo Leports noted that an Occupational Health and Safety Committee had been set up in the factory, consisting of one or two workers from each production line. The Committee had had its first meeting, and was to be trained about the use of the first aid boxes, basic principles of emergency treatment, and ergonomic issues, on a quarterly basis. The Committee would also be placed in charge of a checklist on other occupational hazards, and would meet regularly with upper management at the factory to discuss the results. The WRC was given a copy of the Committee's structure and training materials on July 3, and these appeared to be in full compliance with the law.

In its letter to the WRC, the company pointed out that the divisions where PSE was particularly important had received masks, gloves, earplugs etc. as required, but that workers constantly lost the equipment or refused to wear it, finding it troublesome. Management did, however, make a commitment to continued trainings regarding the importance of the proper use of PSE. Both adidas-Salomon/ Agron and VF indicated to

[26] PER-02/MEN/1980 Article 5

the WRC that they would prioritize the issue of why workers at PT Dae Joo Leports were reluctant to use the provided PSE, and would inquire into whether the equipment was indeed appropriate for the specified purpose.

In terms of the other concerns raised by the WRC:

- The company took exception to the concerns raised with respect to the target boards, arguing that they did not present as severe a hazard as was claimed. However, given the concerns expressed by the WRC and by workers at PT Dae Joo Leports, VF agreed to intervene in the matter, clarifying to the factory that all low-hanging signs must be raised, mounted on a wall or on a post, or moved out of the path of workers.
- Management agreed to increase the number and strength of fans on the production floor. After these additions, the ambient temperatures generally did not exceed 32 degrees Celsius. There are still a few areas, however, where temperatures continue to reach 34-35 degrees by afternoon. The WRC is currently helping Dae Joo Leports management locate an appropriate Occupational Health and Safety engineer with expertise in ventilation and temperature control through HIPERKES, Sucofindo (a private consulting firm), or another agency.
- PT Dae Joo Leports acknowledged that the embroidery division was noisy, and agreed to provide workers with more effective earplugs as a temporary solution to the problem.
- PT Dae Joo Leports denied that there were any limitations on how frequently workers could go to the bathrooms, or how many could go at any one time. The WRC believes that this could be another example of upper level management policy not being made sufficiently clear to line supervisors who might believe, in the absence of other information, that placing restrictions on workers' mobility could be an acceptable means of ensuring that production targets are met. Adidas-Salomon/ Agron stated that, in addition to working with management to ensure that there was free access to bathrooms, they would also investigate the issue of why bathroom access had become such a problem, in order to determine whether underlying concerns were present, such as insufficient bathrooms.
- PT Dae Joo Leports believed that the concerns raised by the WRC's occupational health and safety experts in terms of ergonomics implied that the organization saw job rotation as the most suitable means of remedying the problem. As management pointed out, most workers want to remain in the same division, performing the same task, since they develop aptitude and efficiency in the performance of that task, and are better able to meet targets. Management acknowledged that it was also in the interests of the factory to keep trained workers in the same division, adhering to the theory that repeated performance of the same task enhances productivity. However, the company conceded that any worker who complained of task-related pain or injury would be permitted to transfer to another division.
- On July 3, WRC staff members discussed with PT Dae Joo Leports management the various ways management could fulfill its legal obligation to conduct annual health exams without this becoming too financially burdensome or disruptive to the flow of production. One of the simplest ways to implement this requirement would be to expand the check-up that takes place when an employee comes into

the factory clinic with a specific problem. This could involve the testing of blood, stools and/ or urine, the measurement of height, weight and blood pressure, the examination of eye sight, hearing, respiratory system, etc. In conjunction with this, the record keeping at the PT Dae Joo Leports clinic would have to improve so that the company and any auditor could verify when any given employee had last received a physical exam. Another means of fulfilling this legal requirement could be to conduct a random sample survey, examining the health a few employees from each department once a year. The number of employees to be examined would be in proportion to the size of each department. PT Dae Joo Leports management should develop their methodology and implementation plan with the help of HIPERKES, Sucofindo, and/ or Dr. Trevino Pakasi (a member of the WRC's Factory Assessment Team).

- In conversation with the WRC, adidas-Salomon/ Agron expressed the conviction that it would be useful to learn more about management's general views on health and safety issues, with the underlying goal of determining how the entire structure of occupational health and safety at PT Dae Joo Leports could be improved and integrated into management systems. In an email dated May 14, the WRC provided PT Dae Joo Leports and the brands with some further information on relevant standards in Indonesian law, which should help guide the factory's process of setting up new structures.

Women's Rights

Allegations

The Assessment Team investigated claims that PT Dae Joo Leports did not respect its legal obligation to provide women workers with menstrual leave.

Findings

According to the unanimous testimony of the workers interviewed by the Assessment Team, women employed at PT Dae Joo Leports are routinely forced to take payment in lieu of the two days of paid menstrual leave to which they are entitled, in violation of an Indonesian law guaranteeing that women shall not be compelled to work on the first and second days of their menstrual cycle.[27]

Recommendations

The WRC recommended that female workers wishing to take menstrual leave be permitted to notify the company verbally or in writing the day before, or the day after taking such leave. As is currently the case at PT Dae Joo Leports, workers who decide to work rather than rest for those two days should continue to be paid at twice their base wage in lieu of leave. Access to this leave may not be made contingent on provision of a doctor's note or any other form of proof, since the invasion of privacy that would accompany *any* third-person determination of whether an employee is menstruating is unacceptable. The issue of proof, for obvious reasons, is one that is of particular concern to female workers.

[27] UU-12/1948, Article 13(1)

Response from PT Dae Joo Leports and Licensees and Status of Remediation

PT Dae Joo Leports informed the WRC on April 28 that female employees would be allowed to take menstrual leave, consistent with the WRC's recommendation and as required by law. The WRC commends management and the SPTSK union for resolving this issue through negotiation, and hopes that ongoing implementation of this policy, particularly at the level of workers' immediate supervisors and mid-level management, will be equally straightforward. It should also be noted that VF and adidas-Salomon/ Agron agreed to support the WRC's recommendation that access to menstrual leave be provided to women requesting it without hindrance and without examination by any third party.

Forced Overtime

Allegations

The Assessment Team reviewed allegations that workers at PT Dae Joo Leports were required to work at least two hours of overtime per day, whether or not they wished to do so, and that in some instances workers were required to work until 11PM or later in order to meet production deadlines. The WRC also reviewed the allegation that the company used deceptive and coercive means to compel some workers to accept work on shifts other than the day shift.

Findings

According to credible worker testimony, workers in most divisions of the factory were required to work two extra hours per day, beyond the standard legal workday. They noted that this overtime work was appropriately compensated, according to law,[28] which is to the factory's credit, given that improper overtime compensation is a problem at many factories in Indonesia. The Assessment Team also found that roughly once a month, workers in certain divisions were required to work until approximately 11PM, sometimes for several nights consecutively, usually in order to prepare for imminent shipments. With respect to both types of overtime, workers were not given the option of declining the extra hours. This is in violation of Indonesian law, which requires that *all* overtime hours be voluntary.[29] Management denied that overtime was mandatory but could not identify any existing system or procedure for notifying workers in advance of the availability of overtime and obtaining their consent. Given the consistency of worker testimony on this point and the absence of any mechanism for notice and consent, the Team concluded that overtime was effectively mandatory for many PT Dae Joo Leports workers, even though this might not have been the factory's official policy. The Team noted that supervisors, rather than senior managers, might bear the most direct responsibility for imposing mandatory overtime on workers, since supervisors administer the factory's policies at this level. This is fairly common and it is important to note that in most factories where workers are subjected to forced overtime, there is no official

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[28] KEP-72/Men/84. This Ministerial Decree on Overtime Wage Calculation states that the first hour of overtime must be compensated at 150% times one's hourly wage, and the second hour at 200%.

[29] UU13/2003 Article 78(1)a. This article clearly states that any overtime requested by the employer, "must be agreed upon by the employee(s) involved."

policy to this effect; rather, supervisors (with the knowledge or encouragement of upper management) make it clear to workers that they are expected to stay beyond the regular workday, and assert that there will be consequences for those who refuse.

While PT Dae Joo Leports generally has a single-shift workday (7AM – 4PM), the factory occasionally operates around the clock, and hence the workforce is divided between three eight-hour shifts. Complaints regarding the use of pressure and deception in filling the evening and night shifts could not be adequately verified, however. In addition, the WRC had been told that workers were offered 6,000 Rupiah incentives to work the later shifts, but that the promise of this allowance was ultimately withdrawn. While this is troubling, it does not amount to a violation of Code of Conduct provisions concerning work hours or wages and benefits. Furthermore, the WRC is pleased to report that workers are currently receiving the 6,000 Rupiah allowance; management agreed to this during the collective bargaining process currently underway at the factory. The WRC also inquired into allegations that workers who complained about having been assigned to evening and night shifts had been transferred, demoted, or fired. It was concluded that line supervisors were responsible for these sporadic measures, and that upper management was almost unaware of the problem. The WRC emphasizes, however, that upper management must communicate disciplinary policies and grievance procedures to all supervisors and must monitor implementation carefully.

Recommendations

The WRC recommended several steps to ensure that overtime hours at the factory are engaged in voluntarily. Firstly, all workers must be informed through notices posted prominently on the factory premises that there is no obligation to stay beyond the end of a standard workday, and that they will not be penalized in any way for declining overtime work. Secondly, all supervisors should be trained about this policy. Finally, management must establish a system whereby workers are notified in advance that overtime is available that day (when this is the case), and are provided with an opportunity to notify the line supervisor if they do not wish to stay.

Response from PT Dae Joo Leports and Licensees and Status of Remediation

The brands and the factory agreed that the best way to ensure that overtime is voluntary (as management says they have intended for it to be) is for management to state its policy in clear, comprehensible language, post it on the factory premises, and train supervisors on the implementation of the policy. The WRC is disappointed to note, however, that employees are still expected to work two hours of overtime. Moreover, during the past month there have been a few instances when workers have been ordered to perform repairs on rejected products off the clock, after the end of the regular workday, when the performance of such work should have been considered overtime.

Management stressed – by way of arguing that overtime had never been mandatory – that most workers actually want to work overtime, because the higher pay is a strong incentive. It is important to understand that most workers in apparel factories like PT Dae Joo Leports do indeed want to work overtime on most days that extra hours are available, and some workers may want to work overtime in every case where it is offered. The reason is the one management cites: workers need the money. However, it is clear from worker testimony at PT Dae Joo Leports (and other facilities) that workers also want the right to refuse overtime on those (usually rare) occasions when an emergency, a personal obligation, or simple exhaustion makes it undesirable or impossible to stay beyond the end of the regular workday. Forced overtime is illegal in Indonesia and in many other countries, and thus workers always retain the option of leaving at the regular time when they need to do so, and must not suffer reprisals (in the form of disciplinary action, restricted access to overtime in the future, or harassment from supervisors) for exercising this right.

On July 3, the WRC received a copy of the overtime policy language that has been developed through the PKB negotiations. The WRC noted that the policy does not attempt to eliminate the practice of obligatory overtime, but rather codifies and reinforces it, through the use of language such as: "Employees directly ordered by their supervisor(s) to perform overtime of up to two hours are obligated to perform this overtime in accordance with the order." This renders the policy in conflict with Indonesian law,[30] as well as with College and University Codes of Conduct. PT Dae Joo Leports management agreed to work with SPTSK to revise the language of this section so as to clarify that the right of employees to choose to perform, or refuse to perform overtime, is absolute. Management agreed to send the WRC a copy of the new language as soon as it is developed; to date, no such documentation has been received.

Other Forms of Involuntary Labor

Allegations

The Assessment Team investigated claims that management sent workers from the factory's quality control division (known as "Inspek") on extended postings to distant subcontracting facilities. It was alleged that Inspek workers were assigned to postings outside PT Dae Joo Leports based on discriminatory criteria, that they were presented with no option to refuse these postings, that they received little or no information about the length of these postings, and that they were inadequately compensated for the additional costs of transportation and lodging that they incurred.

Findings

As a preliminary matter, it should be noted that not all of the production processes involved in making the backpacks that are shipped by PT Dae Joo Leports actually take place onsite. It emerged, during the course of the WRC's assessment, that PT Dae Joo Leports subcontracted the production of certain parts of its backpacks (backs and straps) to other factories in the greater Jakarta region.[31] The WRC expressed concern about this phenomenon since none of these production facilities appeared in the disclosure data it had received from the collegiate licensees sourcing from PT Dae Joo Leports. The WRC urges licensees to inform all factories from which they source that they must disclose all subcontracting and outsourcing, in order to allow for oversight of labor standards at these

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[30] UU-13/2003 Article 78(1)

[31] In Bogor, PT Dae Joo Leports sources from PT Wool Tari, PT Sumber Aneka, PT Sumber Rejieki, PT Dwi Cipta, and PT Muliya. In Tangerang, it sources from PT B.S. Prima and PT Buntir Kasih, and in Bekasi, from PT Yulsant, PT Dae Yong, and PT Gil Ju. Until 2001 PT Dae Joo Leports also contracted with PT Ku Ju in Purwakarta for parts.

facilities as required by College and University Codes of Conduct. The issue also had a direct bearing on the assessment of worker rights at PT Dae Joo Leports itself. Since the nearest of these subcontracting facilities was at least an hour away by road, and the furthest was at a distance of three to four hours, the factory posted Inspek employees at these sites for extended periods of time, which meant that, in terms of the labor rights of these employees, the subcontract factories' practices and policies would govern.

The WRC Assessment Team did not conduct an assessment of labor rights compliance at these subcontracting facilities. The Assessment Team did generate findings concerning the practices of PT Dae Joo Leports with respect to the posting of Inspek employees, however, and found that the practices of PT Dae Joo Leports violated College and University Codes of Conduct in the following areas:

- *Discrimination*: The factory deliberately chose unmarried women from the Inspek division to fill these posts, assuming that these women have the fewest family obligations, and are hence the most mobile. Some unmarried women did not like having the burden of such a stressful life-change forced upon them. Unmarried female employees who objected to being posted outside the factory testified that they faced harsh verbal criticism and harassment, and those who resisted pressure and refused the posting altogether testified that they were demoted to other, sometimes lower-paying positions in the factory. While the WRC agreed that PT Dae Joo Leports had the right to assign employees to such posts, it did not have the right to use discriminatory means in making these assignments.
- *Length of posting*: Inspek employees typically received no indication as to how long any particular posting would last, until they were actually given orders to return: workers reported that previous postings lasted for periods ranging from a few weeks to two years. The workers noted that this uncertainty was very arduous, and it took a significant toll on their personal lives. Indonesian law requires that a worker's job specifications be reflected accurately in his or her letter of appointment,[32] but the letters of appointment of Inspek employees did not mention out-posting as an element of the job.
- *Salaries and benefits*: Out-posted employees received a stipend of 60,000 Rupiah a month to cover their housing needs during the out-posting period; however, housing at these locations of the postings that was comparable in quality to the housing used by these workers when they lived near PT Dae Joo Leports generally cost a minimum of 200,000 Rupiah a month. (Of course, many Inspek employees continued to pay rent on their accommodations in North Jakarta during their absence, since they were given no information about the length of the posting). As a result, many out-posted workers found themselves compelled to live in a small rented space along with six to seven other occupants (as opposed to living with one to three other people in a comparable space in Marunda). No provisions were made for the expenses associated with the many household necessities that workers would have to transport or buy. In addition to the fact that stipends were pegged well below real costs, workers testified that the money often took two to three weeks to be transferred to them, forcing them to go into

[32] UU-13/2003

debt or to live on an even more modest budget while in transition from one living situation to another.

- *Availability of healthcare*: Inspek employees, like other employees at PT Dae Joo Leports, received JAMSOSTEK cards to cover reimbursement for medical care arising from workplace injuries, but were not provided with general health insurance, in violation of Indonesian law. Workers alleged that many of the subcontracting plants did not have in-house clinics, or access to an export processing zone clinic. Thus, like regular PT Dae Joo Leports employees, but to an even greater extent, outsourced Inspek employees were without adequate health coverage. The WRC reviewed numerous cases of outsourced Inspek employees who suffered significant damage to their health because they were not provided with healthcare – despite multiple requests – either by PT Dae Joo Leports or by the subcontracting facility.

  One incident recounted by workers exemplifies the potential hazards of such a system. In March 2001, an Inspek worker who had been at PT Dae Joo Leports for three years, and had been posted to the sourcing plant PT Ku Ju in Purwakarta in October 2000, began experiencing severe respiratory problems. She sought medical advice at a clinic in Purwakarta and faxed her bills to the personnel manager of PT Dae Joo Leports in April 2001. She was not reimbursed, nor did she receive any acknowledgement of receipt from the factory. Finding visits to the clinic unaffordable, this employee treated her cough with over-the-counter cough syrups and tablets for several months, but her condition continued to deteriorate. In July 2001 she started to cough up blood and, out of desperation, she sought professional medical help. She amassed medical expenses for treatment that included a chest X-ray (50,000 Rupiah) and prescription medicine (200,000 Rupiah/ month), but her requests for reimbursement continued to be ignored. It is suspected that she had tuberculosis, but since she could not afford to have many diagnostic procedures performed, her family remains uncertain about the exact cause of her death on October 26, 2001.

Recommendations

The WRC limited its recommendations in this area, believing that the complex contours of this situation would be best addressed through the collective bargaining process. The WRC therefore sought a commitment that management would contend with the concerns of Inspek employees through negotiation with the SPTSK union at the factory. In terms of ensuring compliance with College and University Codes of Conduct, however, the WRC recommended that, at a minimum, the factory must ensure the following:

- Employees entering the Inspek division should be told at the outset of their employment that this division might require some work time away from Marunda.
- All Inspek employees, whether single or married, male or female, must be treated equally in terms of decisions about assignments to subcontracting facilities.
- All out-posted Inspek employees who accept a posting outside of Marunda should receive a job description clearly explaining all benefits and the length of the posting well before their departure for the post. The length of posting may be

extended only through negotiations between management and the employee, with the assistance of a union representative, should the employee deem it necessary.

- A standard benefits package, setting realistic housing and food stipends, should be negotiated between employees of the Inspek division, their union representatives and management. The WRC recommends this benefits package be included in the PKB, and, in addition, in the description of each individual's posting assignment.
- Out-posted Inspek employees, like all PT Dae Joo Leports employees, must be provided with JPK coverage, or a superior alternative.
- Inspek workers posted at plants without in-house clinics should have appropriate access to basic first aid, either through a first aid kit that is provided to them by the PT Dae Joo Leports clinic before departure, or through a medical stipend, the amount of which should be determined through negotiations between management and the unions.

Response from PT Dae Joo Leports and Licensees and Status of Remediation

There has been substantial progress on this front, though some issues remain unresolved.

The company denied that there was any discrimination between Inspek employees on the level of marital status or gender. However, management agreed to make its non-discrimination policy public and to issue instructions to the personnel department to ensure the implementation of this policy, as well as of the policy that management at all levels must refrain from verbal abuse and harassment of workers reluctant to go on a posting. VF committed itself to encouraging the factory to settle this issue promptly and agreed that such postings should be voluntary whenever possible.

The company agreed that job descriptions and the length of job postings for Inspek employees should be determined and communicated to the workers well before their departure. On July 3, the WRC was provided a sample of the new "work assignment" form that would be used for Inspek employees who were to be out-posted. The form shows that changes recommended by the WRC have been made; it provides a clear statement of the start and end dates of the assignment and a listing of all benefits.

The company also agreed to an increase in benefits (such as free housing for Inspek workers at their posts).

The question of health care for Inspek employees is not fully resolved as yet. Management has pledged to provide coverage for all out-posted Inspek workers but has yet to propose a viable mechanism to ensure access to heath services for employees who are posted many hours away from the health clinic in North Jakarta where the factory intends to provide health care for regular employees. The WRC has urged management to insure that the new health insurance program it is putting in place makes adequate provisions for out-posted Inspek employees.

Management has agreed that any costs for emergency care incurred by out-posted employees will be covered and has committed to provide a first aid kit and a collection of the same medicines provided in PT Dae Joo Leports' clinic for workers to take with them in the field. The WRC has recommended that additional medicines and protective gear be included in the first aid kit of workers being assigned to PT Wool Tari, given that this factory uses a variety of potentially dangerous chemicals in its silk-screening procedures.

With respect to the out-posted employee who died in October of 2001, PT Dae Joo Leports denied that the company had ever received any faxes from her requesting reimbursement for medical treatment, and claimed that upper management, at least, had remained unaware of her death until the WRC brought the case to their notice. Again, it is alarming that a matter as significant as the illness and death of an employee should not have been reported to upper management, and the WRC continues to urge that the company exercise greater oversight over the functioning of the personnel department and to demand greater accountability from the personnel manager.

Misuse of the Contract Labor System

Allegations

The Assessment Team was presented with the claim that a number of workers at PT Dae Joo Leports were retained on successive short-term contracts for extended periods without their positions being regularized, in violation of Indonesian laws operative at the time.

Findings

Between 250 and 300 of the 1300 workers employed at PT Dae Joo Leports at the time of the WRC assessment were employed on a contract basis. The Assessment Team found that the manner in which contract labor was used at the factory violated domestic law and, in addition, provisions of College and University Codes of Conduct regarding harassment and abuse. The following violations were documented:

- Since contract workers are covered under the Employment Act,[33] they must receive insurance coverage, annual leave, etc. At PT Dae Joo Leports, contract workers were not enrolled in the insurance programs provided to other employees.
- Secondly, under the Indonesian law applicable at the time of the assessment, it was not lawful for contracts to be renewed more than once, or for an employee to work more than a total of three years, without converting the worker's status to that of permanent employment.[34] There were workers at PT Dae Joo Leports who had worked under more than two successive short-term contracts, and workers who had worked in excess of three years, without having been made permanent employees.
- Many workers had their contracts extended or renewed, or in some cases became permanent employees, but never received the legally mandated documentation clarifying their status. They should have received either a surat kerja (employment letter; also known as "SK") or a surat pengangkatan (letter of promotion).

According to PT Dae Joo Leports management, there were no cases of contracts having been renewed more than once without workers having been made permanent. The WRC welcomed this commitment to compliance with the law; however, testimonial and

[33] UU-03/1992, Article 4
[34] PER-02/MEN/1993

documentary evidence from employees throughout the factory's various divisions demonstrates that, regardless of the intentions of upper management, illegal renewal and extension of short-term employment contracts was common on the factory floor. Management stated that the mechanism for ensuring compliance in this area was to ensure that at the conclusion of the second contract period, some workers would be made permanent while others would be let go. Management then acknowledged that if workers who had been released at the end of their second contract came back during a subsequent recruitment, they could be rehired as new contract employees. Although management viewed the issue differently, such practice was in clear contravention of the law applicable at that time.

Recommendations

The WRC urged that PT Dae Joo Leports' practices with respect to the use of contract labor follow applicable Indonesian law regarding terms of employment and limitations on renewal of short-term contracts. The WRC recommended that any employee who had had his or her contract extended more than once, or who had been employed at PT Dae Joo Leports for more than three years should be offered a position as a permanent employee and presented with a contract in writing stating the change in status.[35]

At the time of the Assessment Team's meeting with PT Dae Joo Leports management, it was asserted that contract workers had just begun to receive those insurance benefits available to other workers as of the beginning of February 2003. The WRC welcomed this new policy and recommended that it continue to be implemented in compliance with the law.

Response from PT Dae Joo Leports and Licensees and Status of Remediation

In its communication dated April 28, PT Dae Joo Leports contested the WRC's interpretation of the labor law, and asserted that, to the best of the company's knowledge, Indonesian law allowed the factory to have contract workers for two years and then to renew their contract up to twice a year, with a month's rest between renewals. As the WRC has noted above, and as a regional Standards of Engagement representative from adidas-Salomon agreed, the company's policies do violate the law as it stood at the time that these actions were taken.

In the interim period between the Assessment Team's visit, and the issuance of this report, a new law regulating labor practices has gone into effect in Indonesia.[36] While this law substantially changes the obligations of companies with respect to contract employees, PT Dae Joo Leports cannot use this as a defense with respect to the fixed-term contract workers who were hired before that law went into effect and whose right to be made permanent accrued under the pre-existing legal regime.

VF concurred with the WRC's analysis of this problem and agreed to inform PT Dae Joo Leports that any contract employees who had had their contracts renewed more than twice and/ or had been employed for more than a cumulative total of 36 months *before* the law was changed, should have their status converted to that of permanent employees. The WRC joined VF in urging that the transition happen without the

[35] PER-02/MEN/1993 Articles 4, 5, 6, 8.
[36] UU-13/2003

harassment, intimidation, or termination of any worker. By May, the majority of short-term contract assignments expired and a small number of these previous contract employees (18 in total) were promoted to full-time, permanent employees. Management has stated that it has made this option available to other former contract employees who have earned the right to permanent status during the period of validity of the previous legal structure.

New Developments

On July 3, the WRC was given a copy of a sample SK given to a former contract employee who recently gained permanent employee status. The letter appeared to be legally sufficient.

At the same time, it has become clear that most employees at PT Dae Joo Leports do not yet hold an SK, although all employers in Indonesia are required to supply these documents to all employees. In early July, out of the approximate 1,300 employees, it appeared that only the 18 former contract employees who recently gained permanent status held copies of their SK. Workers who do not have an SK have no proof of their employment status or their date of hire.

Additional Recommendations

The WRC has asked PT Dae Joo Leports management to fulfill its legal obligation to provide all employees (contract or permanent) with an employment letter at the time of their hire. With respect to contract employees, in order to be in compliance with UU-13/2003, the factory must provide such employees an SK at the beginning of their contract term. With respect to permanent employees, PT Dae Joo Leports has the option of providing an SK at the time of hire or a "surat pengangkatan" (letter of promotion) once employees have finished the trial period (massa percobaan).[37] PT Dae Joo Leports management agreed to implement this recommendation as quickly as possible, though it has not yet done so.

Water

Allegations

The WRC assessed allegations that the drinking water supplied to factory employees was not suitable.

Findings

During the Assessment Team's factory walkthrough, it was found that the drinking water at PT Dae Joo Leports was reasonably clean, but hot. Management explained that the provision of hot water enabled workers to make tea or coffee, should they wish to do so. However, given the elevated temperatures in the production facility, the failure to provide cool water is a violation of College and University Codes of Conduct in the area of occupational health and safety. Water samples tested by the Indonesian Department of Health Laboratory revealed that PT Dae Joo Leports' drinking water had levels of organic matter that were high (5.37 mg/l) but within acceptable limits.

[37] See UU-13/2003 Article 51, 52, 53, 54, and 63 for further clarification

According to the technicians who examined the water sample, the organic matter identified could, however, cause gastric discomfort to workers whose immune systems were weak or compromised.[38]

Recommendations

The WRC recommended that PT Dae Joo Leports either improve its current water boiling/ filtration system, or provide drinking water dispensers with an additional filtration system. The WRC also recommended that all drinking water dispensers have both hot and cold taps.

Response from PT Dae Joo Leports and Licensees and Status of Remediation

In its letter of April 28, PT Dae Joo Leports stated that it was "thinking of" providing more water dispensers. VF agreed to inform the company that this matter was not negotiable and that they must provide ample cool, clean water, either through an outside contractor or by improving their own water treatment process. By July 3, PT Dae Joo Leports management had significantly improved its drinking water supply by upgrading its filtration system, purchasing new water dispensers, and allowing the water to cool overnight before serving it to employees.

In July, the WRC suggested to management that it would be greatly beneficial if a cooling tank for the freshly boiled water could be constructed, so that the scalding water would not have to be poured directly into the plastic water dispenser bottles, since this practice could result in the decay of the plastic and the release of hazardous chemicals. Employees have also reported that this process sometimes results in foul-smelling water. The WRC is currently helping PT Dae Joo Leports management locate a consultant from HIPERKES, Sucofindo, or another occupational health and safety agency for advice on constructing a better water-cooling system.

Ongoing Remediation

The WRC appreciates the responsiveness of the Dae Joo Leports Corporation, and the brands' perseverance and readiness to assume responsibility for improving working conditions and labor practices at this factory. The WRC will continue to work with VF and adidas-Salomon/ Agron to monitor the remediation process at PT Dae Joo Leports. While there has been substantial progress, a number of commitments made by factory management have not yet been fulfilled. The WRC will recommend to the brands the development of an agreed-upon set of goals, and deadlines for the factory to complete the remediation process. It is imperative that the factory fulfill outstanding commitments, most importantly by implementing its plan to provide legally mandated health benefits to all employees and by negotiating a legally valid collective bargaining agreement.

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[38] Hasil Pemeriksaan Laboratorium Departmen Kesehatan RI, March 18, 2003 Jakarta

Appendix

Members of WRC Assessment Team for PT Dae Joo Leports, the KBN and other KBN Production Facilities

Trevino Pakasi MD
Dr Pakasi has an MD in occupational medicine from the University of Indonesia and currently teaches occupational medicine at the University's Faculty of Medicine. He is also a consultant on occupational health and safety issues with the international NGOs Mercy Corps and World Vision. The industries where he has engaged in audits include cement factories, textile factories and communications operations. Dr Pakasi's team of experts from the Department of Community Medicine included:

- *Nuri Purwito Adi*, MBBS
- *Adianto Nugroho*, MBBS
- *Ronald E. Pakasi*, MD
- *Indah Suci Widyahening*, MD, MSc

Vony Reyneta Esq.
Ms. Reyneta serves as the director of the Jakarta office of Lembaga Bantuan Hukum Asosiasi Perempuan Indonesia untuk Keadilan (Indonesian Women's Association for Justice; LBH-Apik). The organization provides legal consultations, counseling and representation to women who have experienced injustice, including domestic violence, sexual violence, trafficking, and torture. LBH-Apik also provides trainings for women's groups, engages in research on gender issues, and undertakes research and documentation. Ms. Reyneta's team from LBH-Apik also included:

- *Dini Anitasari,* Coordinator of Education and Training LBH-Apik

Ecoline Situmorang Esq.
A lawyer in the Jakarta office of Perhimpunan Bantuan Hukum dan Hak Asasi Manusia Indonesia (Indonesian Legal Aid and Human Rights Association; PBHI), Ms. Situmorang has served as counsel in several internationally prominent cases in domestic labor law. She is involved in issues that range from the reform of labor law to the defense of basic civil rights.

Ashwini Sukthankar
WRC Director of Research and Investigations

FX Supiarso
WRC Field Representative/ Indonesia
Supiarso is also former staff member, and continuing active volunteer of the Socio-Cultural and Economic Division at Yayasan Lembaga Bantuan Hukum Indonesia (Legal Aid Institute of Indonesia; YLBHI).

Agatha Schmaedick
WRC Program Associate/ Asia

Formosa Textiles Factory
San Salvador, El Salvador

Nike, Adidas, Columbia, Lee/VF

Nike and Adidas pull out

*In early March 2001, **Nike** began the process of pulling its work out of both Formosa and its sister factory, Evergreen. **Adidas** began cutting its orders in late December 2000. **Lee jeans** and **Columbia sweatshirts** are being produced currently at the Formosa factory. In March, following Nike and Adida pull-out, Formosa laid off 40 percent of its workforce - cheating them even up to the very end. Formos management was able to threaten and cajole the great majority of the fired workers to accept just **half** the severance pay legally owed them. By law, when a worker is laid off in El Salvador, the company m pay that worker a severance equal to one month's wages for each year worked. This severance money desperately needed by the workers since El Salvador has no unemployment insurance or any other safe nets, and given the below-subsistence wages the workers earn, they have no savings whatsoever to cushion their unemployment.*

*A worker who spent three years working at Formosa - about average in the maquila - would be owed one month's base wage of 1,260 colones ($143.84) for each of the three years worked - a total of $431.51. Instead, Formosa management forced the fired workers to accept just half of that, or $215.7 Such cheating adds up. If Formosa's bosses were able to get away with this for all 400 workers, then management quickly pocketed some **$86,300**, which was stolen from the workers.*

4/26/01: The contract with Columbia has now also ended. At present, the Formosa factory is producin Lee jeans, in dark blue, black and gray, for the VF Corp.

- **Forced pregnancy tests.**
- **Obligatory overtime**—without pay—to complete production goals.
- **Bathroom visits monitored,** limited to two per day.

- **Workers** paid ***25 cents for each $25 pair of Adidas sports shorts*** **they sew.**
- **Talking prohibited.**
- **Constant pressure and humiliation;** workers cursed at to produce faster.
- **No right to organize;** organizers immediately fired; if union is formed the plant will be shut down and everyone fired without severance pay.

Formosa Textile S.A. de C.V. / Evergreen (sister plant)
San Bartolo Free Trade Zone
San Salvador, El Salvador

Owner:	Daniel Sharp *(U.S. owned: Formosa Textile Group, California)*
Employees:	1,000 workers (*down to 350-400 as of April 2001*)
Labels:	Nike, Adidas

(Note: Daniel Sharp also owns a second factory, ***Evergreen*** *which is located across the street from the Formosa plant. The abusive working conditions are identical in the two factories. As of December 2000, Evergreen was producing Nike and Lee.*

After an NLC/USAS delegation and film crew entered the San Bartolo Free Trade Zone in the summer of 1999 - making the video 'Something to Hide' - security at the free zone has been considerably heightened, making it nearly impossible for human rights researchers to even gain access to the free trade zone, let alone meet safely with workers inside.)

Working Conditions and Violations:

- **Forced Pregnancy Tests:** Women applying to work at Formosa Textiles must present the medical results of a pregnancy test, which costs them 45 to 60 colones ($5.14 to $6.86) - more than a day's pay. Needless to say, ***if the test results are positive, they are not hired.***
- **Forced Overtime—unpaid:** Workers who have not met their daily production goal are forced to remain, without pay, for up to an hour and a half beyond the 5:00 p.m. shift, until they complete their quota. In the same vein, approximately twice each month, everyone must report on Saturday, also without pay, forced to work from 7:00 a.m. to noon. Formosa management tells the workers this is necessary "to replace the goals you didn't fulfill during the week." Management also explains the lack of pay by telling the workers that "***to fulfill the goals is part of the normal obligations of the workers***." When national holidays fall on weekdays, it is not uncommon for the sewing operators to be forced to work on Saturday, again without pay - to make up the lost time.

When rush orders come, there are forced 10-hour overtime shifts on Saturday, from 7:00 a.m. to 5:00 p.m., and occasionally on Sunday to 4:00 p.m. as well. The workers are paid double time for these shifts, but often complain that they are being short-changed on their pay.

- **Excessive heat:** There are six ventilators in the factory and some sort of humidification system to decrease the amount of lint dust in the air, but the workers complain that factory temperatures are still extremely high.

- **Constant Pressure and Humiliation:** Many of the line supervisors are men from Bangladesh, and are very hard on the Salvadoran women, screaming and shouting at them to work faster to race to meet their production goal. As a form of intimidation, the women are taken to what they call the "Mesa Grande"—the Big Table—in the administrative offices to be rebuked, shouted at, humiliated and threatened with firing.

- **Not Allowed to Talk:** Talking among workers during working hours is prohibited, and if a worker is caught doing so, she is severely chastised by her supervisor.

- **Bathroom Visits Monitored and Limited - Only Two Visits per Day:** Workers need permission to use the bathroom and must get a ticket from their line supervisor, which they then present to the security guard at the toilet. They are allowed to use the bathroom once during the morning shift and once during the afternoon. They also need permission to get a drink of water, using the same ticket system and presenting their ticket to the guard at the faucet. The women drink ordinary tap water, which is often filthy.

- **Limited Access to Health Care:** There is a company-run health clinic in the Evergreen factory, which the workers from Formosa can also use. However, despite the fact that Social Security health care deductions are withdrawn from their wages, the workers report having a very difficult time getting their Social Security ID cards from the factory, and without them, they and their children cannot gain access to the Social Security hospital for more serious care.

- **Code of Conduct is Meaningless:** In the past, in response to international pressure, all new workers were given a small index sized card which summarized Nike's Code of Conduct. Even then, the Code of Conduct was misrepresented, for example, telling the workers they had the right to "***freedom of Solidarista association,***" a form of company-controlled union that the International Labor Organization has strongly denounced as a violation of the right to freedom of association and the right to organize an independent union.

  However, with the international attention lifted, even these little cards are no longer being distributed by the factory. ***The Codes of Conduct remain meaningless, never adequately explained and never enforced.***

- **No Right to Organize:** The Chief of Personnel, Rafael Castillo, along with the factory supervisors, constantly impress upon the workers that any attempt to organize a union at the factory will be met with "***immediate firings***" of all those involved. If a union were ever formed, workers are told, management would shut down the plant, "***firing all the workers in both factories without any severance pay,***" meaning that they would be thrown into the street with nothing.

  The workers are so frightened of being seen by their supervisors and fired for speaking with outsiders that they will only talk about the union repression at Formosa and Evergreen when they are far removed from the factory and in a safe location where they are not being spied upon.

Hours - regular time:

Monday through Thursday:	7:00 a.m. to 11:45 a.m.	Work (with one 15-minute break, 9:00-9:15)
	11:45 a.m. to 12:30 p.m.	45-minute lunch break
	12:30 p.m. to 5:00 p.m.	Work
Friday:	7:00 a.m. to 4:00 p.m.	Work

The workers are regularly at the factory 49 hours a week, while being paid for 44 hours. However, it is not uncommon for sewing operators to be forced to remain until 6:00 or 6:30 p.m. in order to complete their unfinished daily production quota - without pay. There are also the forced, and also unpaid, five-hour Saturday morning shifts, to make up for production quotas not fulfilled during the week. In extreme cases, workers may be at the factory 61½ hours a week, working 56½ hours, while receiving only 44 hours' pay.

When there are rush orders, there are forced 10-hour overtime Saturday shifts, from 7:00 a.m. to 5:00 p.m., and occasional Sunday shifts to 4:00 p.m. The legal double time premium for these overtime hours comes to $1.20 an hour, but the workers believe they are often shortchanged of their proper pay.

Wages:

The base wage in El Salvador is:

- **$4.80 a day** (42 colones)
- **$0.60 an hour**

However, including attendance bonuses, the minimum monthly wage in El Salvador is 1,260 colones a month, or $143.84. This breaks down to:

- **$ 0.75 an hour**
- **$ 6.03 a day** (8-hour days)
- **$ 33.19 a week** (44-hour workweek)
- **$143,84 a month**
- **$1,726.02 a year**

Twenty-five cents for each $25 Adidas Shorts They Sew:

There are 18 production lines at the Formosa plant, with 55 sewing operators in each line. The daily production line quota for **Nike** T-shirts is 1,200 per nine-hour shift. For **Adidas** sport shorts, the daily quota is 1,500.

During holiday sales, Adidas sport shorts made in El Salvador can be purchased for $25. Even using this discounted price, the workers wages still amount to just ***one percent of the sales price of the garment. The workers at Formosa are paid just 25 cents for each $25 pair of Adidas shorts they sew.***

(Seventy-five cents per hour at 9 hours is $6.75; with 55 workers on a line that's $371.25. The Adidas shorts sell for $25; multiply by 1,500 and that's $37,500-worth of shorts with the wages equaling 0.99 percent of the shorts' net worth.)

347,688 Pounds of Clothing Shipped to the U.S. in a Single Month

PIERS shipping records show Formosa and Evergreen sending 347,688 pounds of clothing to the U.S. a single month, October 2000. None of these shipments could be traced, since Nike, Adidas and the others use middlemen or shipping companies as the importer of record, which they do to hide their connection to Formosa/Evergreen.

Report Index | NLC Website

Exmodica Factory
El Salvador

NBA/Nike/Puma/Adidas/Wal-Mart

- **Mandatory pregnancy tests**: women testing positive are immediately fired.
- **Forced overtime**: 11-hour shifts, six days a week.
- **Below subsistence wages**: 60-cent-an-hour wage meets less than one-third of the cost of living. The Salvadoran government itself defines it as a wage of "abject poverty."
- **Workers paid just *24* cents for each *$140* NBA Nike Lakers basketball jersey they sew--** wages amount to less than 2/10ths of one percent of the retail price.
- **Excessively high production goals**: constant abuse and pressure directed at the workers to meet these goals.
- **Limited access to health care**.
- **Not one cent of aid to workers who lost their homes**, but forced overtime - **without pay** - to "make-up" for working time lost due to the earthquakes.
- **No right to freedom of association**: workers are afraid - the management constantly threatens them that anyone attempting to organize a union will be immediately fired.

Exportadora Monedero, Diaz Alvarez, Calderon S.A. de C.V. (Exmodica)
Kilometro 69 Carretera a Metapan
Santa Ana
El Salvador

Telephone: (503) 441-35702
Fax: (503) 441-3578

Owners: Members of some of El Salvador's wealthiest and most influencial families are joint owners of the Exmodica factory. One of them, Mrs. Carmen Calderon Sol de Escalon is the sister of the former president of El Salvador, Armando Calderon Sol, who ruled from 1994 to 1999. Mrs. Calderon Sol de

Escalona is also an elected member of El Salvador's Legislative Assembly, where she represents the right-wing ARENA party and holds the leadership post of Secretary of the Assembly's executive body. Her family also owns the forth largest bank in El Salvador and many coffee plantations.

Factory Manager: Matilde Monedero *(a former Legislative Assembly deputy representing the right-wing ARENA party, 1997-2000)*

Number of workers: Approximately 800

Labels: Nike, Adidas, and Wal-Mart. (Exmodica also frequently produces the Healthtex label for VF Corp.)

Wages of Misery
NBA, Nike, Puma

Exmodica workers are paid just:

- 24 cents for each $140 NBA Nike basketball jersey.
- 21 cents for each $100 pair of NBA Nike shorts.
- 23 cents for each $140 NBA Puma NY Knicks jersey.
- 24 cents for each $60 Nike New York Knicks jersey.


MADE IN EL SALVADOR
FABRIQUE AU
SALVADOR


NEW YORK
2


NBA's Wages of Misery:

- **Workers paid 24 cents for each $140 NBA Nike jersey they sew:** In December 2000 and January 2001, assembly lines #2 and #3 at the Exmodica factory were required to complete **1,400** NBA Nike Lakers basketball shirts per 10-hour shift, which included one hour off--15 minutes for a morning break and 45 minutes for lunch. The **49** workers on each line earned 75 cents an hour, ~~or $6.79 for the nine hours they worked each day. This would make the daily payroll for all 49 workers total $332.68. These same workers were required to produce 1,400 NBA shirts a day,~~ priced at $140, with a total value of $196,000. This means that the workers' wages amounted to ***less than 2/10ths of one percent*** of the retail price of the NBA jersey--just ***24 cents*** for each $140 shirt sewn.

- **Workers paid 21 cents for each $100 pair of NBA Nike basketball shorts they sew:** In December 2000 and January 2001, the 46 workers on assembly line #6 were required by Exmodica management to produce **1,500** NBA basketball shorts in 9 hours of work. Since each worker earned 75 cents an hour, or $6.79 for the nine-hour day, the daily payroll for the 46-worker assembly line came to $312.31. The assembly line was producing $150,000 ($100 x 1,500 shorts) worth of NBA Nike Lakers shorts each day. The workers' direct wages amount to just **2/10ths of one percent** of the $100 retail price for the shorts at the NBA stores, just **21 cents** for each $100 pair of basketball shorts sewn.

- **Workers paid 23 cents for each $140 NBA Puma New York Knicks jersey they sew:** In November and December 2000, assembly line #1 at the Exmodica factory was assigned a production quota of **1,400** NBA Puma New York Knicks basketball jerseys per nine-hour shift. There were 46 workers on line #1, who earned 75 cents an hour, $6.79 for the nine-hour shift. The total daily payroll for the production line came to $312.31. The NBA Puma Knicks jersey retail for **$140** each at NBA stores. Producing 1,400 shirts a day, the workers were sewing $189,000-worth of NBA jerseys. This means that the direct wages to sew the NBA jerseys came to ***less than 2/10ths of one percent*** of the retail price--just **23 cents** for each **$140** NBA jersey sewn.

- **Workers paid 24 cents for each $60 Nike New York Knicks jersey they sew:** Forty-nine workers on Line #3 were required to sew **1,400** Nike New York Knicks basketball jerseys in nine working hours. The jerseys retail at Niketown for $60 each. There are 49 workers on line #3, earning 75 cents an hour, $6.79 for the nine-hour shift. The total daily payroll for the line is $332.68. These same workers were producing $84,000-worth of Nike Knicks jerseys each shift. So the direct labor cost to sew the jerseys amounts to ***less than 4/10ths of one percent*** of the $60 retail price, or just 24 cents for each $60 Nike New York Knicks jersey.

Other labels sewn at Exmodica:

There are 12 production lines at Exmodica, with between 46 and 52 workers on each line depending on the complexity of the garment being sewn.

- **Adidas** T-shirts are made on four lines. The production goal set by the factory is 2,000 T-shirts per line per day.

- **McKids/Wal-Mart.** Five lines are sewing McKids children's pants for Wal-Mart, with a daily production goal of 1,000 pants per line. (McKids is a private label owned by Wal-Mart under a joint arrangement with McDonalds.)

Obligatory overtime: 11-hour shifts in a six-day workweek. Workers are at the factory 62 hours a week.

~~All~~ overtime work is strictly obligatory. Failure to work overtime, on Saturday for example, is punished with the loss of one day's pay. Repeat "offenders" will be fired.

Hours:

- Monday - Thursday: 7:00 a.m. - 6:00 p.m.
- Friday: 7:00 a.m. - 4:00 p.m.
- Saturday: 7:00 a.m. - 4:00 p.m.

There is one 15-minute break in the morning, and a 40-minute lunch period which is staggered over five periods for different groups of workers.

Wages:

Exmodica workers earn the base wage of:

- **60 cents an hour**
- **$4.80 a day**

However, if the workers are paid the 7th Day - which functions as a sort of attendance and good behavior bonus (workers lose the 7th Day if they cannot work overtime, or if they take a sick day) - their wages are:

- **75 cents** an hour
- **$ 6.03** a day
- **$ 33.19** a week
- **$143.84** a month

Even the Salvadoran government concludes that this $143.84 a month wage will leave the average-sized family living in **"abject poverty"**. According to the Government, **workers would have to earn twice that wage if they were to climb out of misery and into "relative poverty."** Respected independent NGOs in El Salvador estimate that the $143.84 a month wage at Exmodica, and other maquila factories, meets less than 1/3rd of the cost of a family's most basic survival needs, leaving these families mired in misery.

With the forced 11 3/4 overtime hours each week on top of the regular 44-hour workweek, sewing operators can earn $50.13 per week.

There was a $5.71 incentive each week for workers who constantly met their production goals, but this incentive was dropped at the beginning of 2001. This means the Exmodica workers are earning almost 15% less now than they did a year ago.

Other worker rights violations:

- **Mandatory pregnancy tests:** Before a woman can apply for a job at Exmodica, she must pay for a urine analysis/pregnancy test at a private laboratory. Anyone testing positive will not be hired. Several months later, the women must undergo a second pregnancy test which is carried out in the factory clinic. Any woman who is pregnant is immediately fired.

- **Constant pressure to produce:** All the workers complain of the constant pressure and the abusive treatment on the part of the supervisors who yell at the workers to go faster, to produce more so they can reach the goal set by the company. The supervisors yell that "there are urgent orders to fulfill" and that the workers shouldn't be just "looking at the pieces or caressing them" but flying through the work.

- **Limited access to health care:** There is a limited health clinic inside the factory, staffed three mornings a week by a doctor and nurse. However, if a worker is sick and has an appointment to go to the Social Security clinic or hospital for more thorough medical attention, Exmodica management routinely denies the worker permission to be absent from work. Any worker going to the Social Security clinic has their wages docked for the hours missed. The workers pay for Social Security health care through deductions from their wages.

- **No earthquake aid, but rather forced overtime without pay:** Exmodica's management - made up of some of El Salvador's wealthiest families - did not give one cent of aid to its workers, many of whom lost their homes in the three earthquakes that hit El Salvador in January and February of this year. Nor did the U.S. companies like Nike or Wal-Mart help.

  Rather than help the workers and their devastated families, Exmodica instead forced the workers to work overtime on two Saturdays - without pay - to replace working time lost during the two big earthquakes of January 13 and February 13.

  Similarly, in the event of an electrical power shortage at the factory, the workers are required to stay, in order to make up the lost production. (This practice is illegal under Salvadoran law, which states that the workers are not responsible to replace time lost due to factors outside of their control.)

- **Absolute denial of the right to freedom of association:** Exmodica management is not shy or reticent about this. They tell the workers flat out, over and over again, that anyone "caught" attempting to organize a union at their factory **"will be immediately fired."**

  Given the high and influential status Exmodica's owners occupy in Salvadoran society, the workers have to take these threats of illegal firings with total impunity, very seriously. As a result, the workers are terrified. The most fundamental internationally recognized worker rights - freedom of association and the freedom to organize a union - are blatantly violated at Exmodica with complete and total impunity.

- **Nike's Code of Conduct is posted, but meaningless:** The workers told us that following a National Labor Committee and United Students Against Sweatshops delegation that wandered into the Exmodica factory during the summer of 1999 (in which we were attacked and threatened, and our film confiscated), Nike's and Adidas's Codes of Conduct were hurriedly pasted up all over the walls. They remain there today, just as ineffective as ever, unable to protect the workers against mandatory pregnancy tests, obligatory overtime, below subsistence wages, and union busting.

Nike, GAP, Kohl's, Wal-Mart...have done nothing

to aid the earthquake victims

Three strong earthquakes which struck El Salvador on January 13, February 13 and February 17, left the country devastated, with:

- 1,127 dead;
- 7,660 injured
- 309,988 homes destroyed or badly damaged;
- 1,503,162 people homeless (23 percent of the total population).

A survey by the National Labor Committee found that the maquila workers suffered the greatest losses, with approximately 33 percent of their homes destroyed or badly damaged, since the majority of their homes, located in semi-rural areas, were made of adobe brick and highly vulnerable to collapse.

Hospitals, schools, public buildings, highways, bridges and drinking water systems were leveled by the earthquakes. The Salvadoran government estimates that poverty levels will increase by 10 percent this year, leaving 60 percent of the population in poverty.

Chi Fung Factory
Apopa, El Salvador

Nike, NBA, Jordan, Adidas, Wal-Mart, VF Corporation

- **Forced pregnancy tests.**
- **Forced overtime**—without pay—to meet production goals.
- **Filthy and unsafe drinking water.**
- **Workers paid just** ***25 cents*** **for each $140 NBA Nike Lakers basketball shirt they sew**--wages amounting to less than **2/10ths of one percent** of the retail price. Workers paid just **38 cents** for each **$45 Jordan/North Carolina** basketball shirt they sew.
- **Surveillance cameras** in the bathrooms and on the shop floor.
- **Unions prohibited**—organizers immediately fired.
- **Codes of Conduct posted, but meaningless to workers.**
- **Constant pressure and humiliation**—workers screamed and cursed at to go faster.

Chi Fung, S.A. de C.V.
Carreterra Troncal de Norte
Kilometro 12 ½
Apopa, San Salvador

Legal Representative:	Wen Ling Tsao (503) 216-1540
Ownership:	Taiwanese
Employees:	1,600 workers

The Chi Fung facility resembles a prison fortress with massive locked metal gates surrounded by a high cinderblock wall, topped with rolls of razor wire. To the right of the entrance, there is even a turret-like guard tower patrolled by uniformed personnel with rifles. There are bunker-like peepholes in the cement walls and in the metal gate for other guards to peer out. The company is currently building a second factory which will double its size.

Starvation Wages, Abuse
Behind NBA, Nike, Jordan, Puma

Chi Fung workers are paid just:

- **25 cents** for each **$140** NBA Nike shirt they sew.
- **21 cents** for each **$100** pair of NBA Nike basketball shorts.
- **28 cents** for each **$140** Puma New York Knicks shirt.
- **23 cents** for each **$60** Nike New York Knicks jersey.
- **38 cents** for each **$45** Jordan/North Carolina T-shirt.


MADE IN EL SALVADOR
FABRIQUE AU
SALVADOR
NEW YORK
NEW YORK
2
NORTH
23
CAROLINA

Anatomy of Exploitation:

- **NBA/Nike: Workers paid 25 cents for each $140 basketball shirt they sew:** In December 2000 and January 2001, 50 workers in production line "A" at the Chi Fung factory sewed NBA Nike sports basketball shirts, which retail for $140 each at the NBA store. In an eleven-hour shift, from 7:00 a.m. to 6:00 p.m., with one 15-minute break and 45 minutes for lunch, management required Line A to complete 1,500 NBA jerseys. If they received their 7th Day attendance bonus, the workers would earn **75 cents** an hour, or $7.54 for the 10 hours of work. The daily payroll for the 50-person assembly line totaled $377.19. These same workers produced **$210,000** in NBA shirts a day. So the workers' wages amounted to just **25 cents** for every **$140** NBA Nike team shirt they sewed, or ***less than 2/10ths of one percent*** of the jersey's retail price.

- ~~**Workers paid 21 cents for each $100 pair of NBA Nike basketball shorts they sew:**~~ In December 2000 and January 2001, 49 workers on Line #12 were assigned a mandatory production quota of **1,800** NBA Nike team basketball shorts in the 11-hour shift, 10 hours of which were paid. The daily payroll for the entire production line amounted to $369.65 (754 /hour x 10 hours = $7.54; $7.54 x 49 workers = $369.65). These workers were producing **$180,000**-worth of NBA Nike shorts each day. In this case the workers' wages came to just **2/10ths of one percent** of the $100 retail price of the NBA shorts, or only **21 cents**.

- **Workers paid 28 cents for each $140 Puma New York Knicks shirt they sew:** Line 1A, made up of 50 sewers, had to complete 1,500 Puma New York Knicks shirts in 10 hours of work. At 75 cents an hour, or $5.54 for the shift, the payroll for all 50 assembly workers came to $377.19 a day. The workers, sewing 1,500 pieces a day, produced $189,000-worth of shirts. Once again, the workers' wages amounted to **less than 2/10ths of one percent** of the $140 retail price for the Puma New York Knicks shirt, or just **28 cents** per jersey.

- **Workers paid 23 cents for each $60 Nike New York Knicks jersey they sew:** Lines #1 and #2, with 46 sewers on each line, were required to produce **1,500** Nike Knicks basketball shirts per line in the 10 hour work day. At 75 cents an hour, $7.54 for the day, the payroll for the entire 46 member line case to $347.02. These workers were producing $90,000 worth of Nike Knicks basketball jerseys each shift. The workers earned **23 cents** for each **$60** Nike New York Knicks shirt they sewed. Their wages amounted to less than **4/10ths of one percent** of the retail price of the jerseys at Niketown.

- **Workers paid just *38 cents* for each Jordan/North Carolina T-shirt they sew, which then retails at Niketown for $45:** Sixty workers on a production line are assigned a daily production goal of sewing 960 Nike/Jordan T-shirts during the standard 8-hour shift. At the 75-cent-an-hour wage (including "7th Day" attendance bonus), the workers would earn $6.03 in eight hours. The daily payroll for all 60 workers on the line would be $361.80. These 60 workers would be producing $43,200-worth of Nike/Jordan T-shirts each day (960 quota x $45 = $43,200). Based on these figures, the workers are paid just **38 cents for each $45 Nike/Jordan shirt they sew**. The workers' wages amount to just ***eight-tenths of one percent of the retail price of the Jordan shirt.***


NORTH
23
CAROLINA

MADE IN EL SALVADOR
FABRIQUE AU SALVADOR


- **Other labels produced at Chi Fung:**

Adidas—two production lines:	Adidas T-shirts; Adidas shorts
	Production goal: Adidas shorts 1,400 per production line per 8 hour shift.
Wal-Mart	PIERS shipping records show that in just one month, October 2000, Chi Fung shipped 145 tons of clothing to the U.S., with **52 percent** of it going to **Wal-Mart**.

VF—six production lines: VF Corporation's **Healthtex** children's clothing.

Production goals: 60 workers on an assembly line must produce 2000 children's blue jeans a day.

—

Working Conditions and Violations:

- **Forced Pregnancy Tests:** Two weeks after starting at Chi Fung, all female employees are forced to undergo a urine analysis/pregnancy test at the factory clinic for which 125 colones ($14.29)—two to three days' wages—is deducted from the workers' pay. If a woman tests positive, she is immediately fired. This is a clear violation of the Salvadoran Constitution, Article 3, which makes such discrimination against women illegal.

- **Forced Overtime Without Pay to Meet Production Goals:** Assembly line workers must meet the daily production goal set by the company or they are forced to remain working, without pay, for another hour until 6:00 p.m., or until the quota is met. In addition, some 20 percent of the workers, about 180, must stay each day, again without pay, to repair so-called "mistakes" made during that day's shift.

- **Surveillance Cameras in the Bathrooms and on the Shop Floor:** The workers feel humiliated that there are video surveillance cameras in the bathrooms, which they believe are meant to monitor the number and time of their visits, and to keep an eye on them at every moment. There are also 12 surveillance cameras on the shop floor, which are monitored by the Taiwanese supervisors. The workers feel this is another form of pressure to constantly speed up their work.

- **Filthy and Unsafe Drinking Water:** The National Labor Committee, with the help of workers, tested the drinking water in the factory (lab results attached) and found ***that bacteria levels were 290 times greater than the internationally allowed standards.*** Evidence of fecal contamination was found in the water, probably from animal run-off making its way into the factory's well. A U.S. physician/pathologist recommended that this water not even be bathed in, let alone drunk.

- **No Unions Allowed, All Organizers Immediately Fired:** The Taiwanese administrators and supervisors—along with their Salvadoran staff—are not shy about constantly reminding the workers that ***"organizing a union at the factory is prohibited,"*** and would result in ***"automatic firing."***

- **Code of Conduct Meaningless:** Nike and Adidas Codes of Conduct are indeed posted on the bathroom and cafeteria walls, but no worker could explain what they meant. Workers felt that they had no meaning or relevance to them at all, and had no impact at all on actual working conditions.

- **Humiliation, Constant Pressure to Produce:** Workers describe factory conditions as deteriorating, with pressure to work faster and faster increasing every day. Supervisors shout and scream at the workers to go faster, to produce more, while at the same time hounding them on quality.

- **Limited Access to Health Care:** Social Security health benefit payments are deducted from the workers' wages. What they get in return is a minimal factory clinic with two nurses and very few medicines - really "only aspirins," the workers explain. If they must go to the Salvadoran Institute for Social Security (ISSS) hospital for more comprehensive care, they are docked for the hours they miss. The workers must then "replace" those hours by working overtime without pay.

- **No Legal Contract Given:** The workers never receive a copy of their work contact, which is illegal under Salvadoran law. Usually a security guard takes the contract to the worker at her sewing machine, where she must sign it, while at no point being allowed to read the contents of the contract.

Note: North American students sent by Nike to visit their contractors' factories in El Salvador reported that the workers received a number of additional benefits. But fired workers now worki on the ground as labor rights researchers were told a very different story by the Chi Fung employees.

• Free Coffee	- Untrue
• A suggestion box.	- No one understood the concept of how this would help them, and they felt insecure regarding possible recriminations for telling the truth.
• That workers receive bonuses when children are born or when they are married.	- Untrue
• That workers received subsidies to continue their studies, for meals and transport.	- Untrue

Hours - regular time:

Monday through Thursday:	7:00 a.m. to 12:00 noon	Work (With one 15-minute break, 8:45-9:00)
	Noon to 1:00 p.m.	Lunch
	1:00 p.m. to 5:00 p.m.	Work
Friday:	7:00 a.m. to 4:00 p.m.	Work

When there are no forced overtime hours, the workers are at the factory 49 hours a week, while being paid for 44 hours. However, approximately 20 percent of the line workers are required to remain until 6:00 p.m. to "repair" the day's "mistakes." If there are rush orders, sewing operators are forced to work a nine-hour overtime shift on Saturday, from 7:00 a.m. to 4:00 p.m.

Wages:

The base wage in El Salvador is:

- **$4.80 a day (42 colones)**
- **$0.60 an hour**

However, when one adds in what in Latin America is known as the "Seventh Day" attendance bonus (meaning a worker with perfect attendance and punctuality will be paid for seven days, while actually working five or six days a week) the minimum wage in El Salvador becomes **1260 colones a month,** or:

- **$ 0.75** an hour
- **$ 6.03** a day (8-hour shift)
- **$ 33.19** a week (44 hour work week)
- **$ 143.84** a month
- **$ 1,726.02** a year

Chi Fung also has a production bonus of 57 cents a day, as an incentive for workers who meet the daily production goal set by the company. Only the top 15 percent, the very fastest workers, are able to meet the excessively high quota and gain the 57-cent incentive on a regular basis. This could add $2.83 a week to their salary, bumping their hourly wage up by 7 cents, to 83 cents an hour. For an eight-hour day, this would come to $6.64.

(Note: The workers have little understanding of how their wages are actually calculated because they never receive a written pay stub detailing their basic wage, overtime pay and incentives. The workers are given plastic cards with which to withdraw their money from an automatic teller machine.)

Shipping Documents:

PIERS shipping records show that in just one month, October 2000, Chi Fung shipped 145 tons of clothing to the U.S., with 52 percent of it going to Wal-Mart. Another 27 percent of the shipments went to VF Corporation's Healthtex Division. Shipments also went to Kellwood. (Other shipments could not be traced, since companies like Nike and Adidas cover their connection to offshore factories through the use of third-party shipping, brokerage or middle companies whose names appe on the shipping documents as the importer of record.)

More Nike Dirty Water

At the **Chi Fung** factory, the drinking water provided to the workers is filthy and unsafe.

- Bacteria levels in this drinking water exceed international standards by **292 times!**
- The water contains human and animal fecal matter, and bacteria that can cause serious respirator urinary tract, eye, ear and stomach infections.
- This water should not be washed with, and certainly not drunk.

Laboratorios Especializados en Control de Calidad

Inscrito en el Consejo Superior de Salud Pública bajo el Número 357
Calle San Antonio Abad 1965, San Salvador, El Salvador, C. A.
Tels.: 226-5223 • 226-7042 • Fax: (503) 226-5223
E-mail: lecc@es.com.sv

INFORME DE ANALISIS

NOMBRE DE LA MUESTRA	FUENTE	PROCEDENCIA	
Agua.	Filtro	Chifung.	FECHA DE EMISION: 14/08/2000 FECHA DE INGRESO: 08/08/2000

CONTROL
A - 1,321

METODO
Standar Methods, 18th Ed., 1992.

DESCRIPCION:
Liquido transparente incoloro.

DATOS DE CAMPO
pH: Fecha: 08/08/2000
Cond.: Micromhos/cm
T° Amb.: °C
T° Agua: °C
Elev.: msnm.
Hora: a.m.

DETERMINACION	RESULTADO	LIMITES
Recuento Total de Bacterias	29,250 UFC/mL	100 UFC/mL
E. coli	Negativo	Negativo
Pseudomona aeruginosa	Positivo	Negativo
NUMERO MAS PROBABLE		
Coliformes Totales	Menor 1.1 NMP/100 mL	Menor 1.1 NMP/100 mL
Coliformes Fecales	Negativo	Negativo

EL INFORME CORRESPONDE A LA MUESTRA REMITIDA.
Limites correspondientes a norma CONACYT NSO 13.07.01:97.
No cumple norma.

Dra. Elizabeth Beneges de Salazar,
DIRECTOR TECNICO.

Dra. Elizabeth Beneges de Salazar
QUIMICO FARMACEUTICO
Insc. J. V. P. Q. F. No. 427

REPUBLICA DE EL SALVADOR
C. S. S. P.
LABORATORIOS ESPECIALIZADOS EN
CONTROL DE CALIDAD
No. de Inscripcion 357
Prop. ESEBESA, S.A. DE C.V.
San Salvador, Depto. San Salvador

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: V. F. Corporation
Incoming letter dated January 5, 2004

The proposal urges the board of directors to adopt and implement an enforceable company-wide human rights policy based upon the International Labor Organization's conventions, including the three principles set forth in the proposal, and prepare a report concerning implementation of the policy.

We are unable to concur in your view that VF may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must provide a citation to a specific source for the statement that begins "reports of abuses . . ." and ends ". . . supplier in Lesotho." Accordingly, unless the proponents provide VF with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if VF omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that VF may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that VF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that VF may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that VF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

John J. Mahon
Attorney-Advisor